As filed with the Securities and Exchange Commission on June 21, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

World Point Terminals, LP
(Name of Subject Company)
World Point Terminals, LP
(Name of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)
98159G107
(CUSIP Number of Class of Securities)

Jonathan Q. Affleck
8235 Forsyth Blvd., Suite 400
St. Louis, Missouri 63105
(314) 889-9660
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Thomas A. Mullen Potter Anderson & Corroon LLP 1313 North Market Street Wilmington, DE 19899-0951 (302) 984-6000	Sean T. Wheeler Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed by World Point Terminals, LP (the “Partnership” or “us”) on June 2, 2017. The Schedule 14D-9 relates to the cash tender offer by World Point Terminals, Inc., a Delaware corporation (the “Offeror”) to purchase all of the Partnership’s issued and outstanding common units representing limited partner interests (the “Units”) that are not already beneficially owned by the Offeror or its affiliates at a price per Unit equal to $17.30 (the “Offer Price”), net to the holder in cash, without interest thereon and less any applicable tax withholding.
Item 1.   Subject Company Information
(a)   Name and Address.   The name of the subject company is World Point Terminals, LP, a Delaware limited partnership. The address and telephone number of the principal executive offices of the Partnership are 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105, (314) 889-9660.
(b)   Securities.   The class of equity securities to which this Schedule 14D-9 relates is the Partnership’s common units representing limited partner interests. As of the close of business on May 31, 2017, there were 34,861,014 Units outstanding.
Item 2.   Identity and Background of Filing Person
(a)   Name and Address.   The Partnership is the filing person and the subject company. The name, address and telephone number of the Partnership are set forth in Item 1(a) above, which information is incorporated herein by reference.
(b)   Tender Offer.   This Schedule 14D-9 relates to the cash tender offer by the Offeror to purchase all of the issued and outstanding Units that are not already beneficially owned by the Offeror or its affiliates at the Offer Price, net to the holder in cash, without interest thereon and less any applicable tax withholding. The cash tender offer is subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated June 2, 2017 (the “Offer Date”) and the related transmittal documents attached as exhibits to the Schedule TO and mailed to holders of Units (together with the Offer to Purchase, the “Offer”), as set forth in the Offeror’s Tender Offer Statement on Schedule TO, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 2, 2017 (the “Schedule TO”).
The Offer is being made pursuant to the terms and conditions of the Transaction Agreement, dated as of June 1, 2017, by and among the Offeror, WPT GP, LLC, a Delaware limited liability company and the sole general partner of the Partnership (the “General Partner”), and the Partnership (together with any amendments or supplements thereto, the “Transaction Agreement”). Pursuant to the Transaction Agreement, after the completion of the Offer and subject to the satisfaction or, to the extent permitted, waiver of certain conditions, the Offeror will purchase any and all outstanding Units not tendered pursuant to the Offer from the holders thereof  (other than any such Units held by the Offeror or its affiliates) (the “Buyout”) pursuant to Section 15.1(a) of the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), at a price per Unit equal to the Offer Price (the “Buyout Price”), such that upon completion of the Buyout, the Offeror and its affiliates will collectively beneficially own 100% of the outstanding Units.
The initial expiration time of the Offer and withdrawal rights is 11:59 p.m., New York City time, on June 29, 2017, unless the Offer is extended (the latest time and date at which the Offer, as so extended, will expire, the “Expiration Date”). Pursuant to the terms of the Transaction Agreement, if on the initial expiration date of the Offer, any of the conditions to the Offer are not satisfied (or, if permitted, waived by the Offeror), upon the Partnership’s request, the Offeror will extend the Offer for a period of up to ten days (or for such longer period as may be mutually agreed by the Board of Directors of the General Partner (the “GP Board”) (acting upon the recommendation of the Conflicts Committee (the “Conflicts Committee”) of the GP Board) and the Offeror). However, the Offeror is not required to extend the Offer beyond July 20, 2017 (the “First Outside Date”). In addition, if on the Expiration Date, any of the conditions to the Offer are not satisfied (or, if permitted, waived by the Offeror), the Offeror may, in its sole discretion, extend the Offer for one or more successive periods of up to ten business days each (or for such longer period as may be mutually agreed by the GP Board (acting upon the recommendation of the Conflicts Committee) and the Offeror), until the termination of the Transaction Agreement in accordance with its terms. The Offeror may not extend the Offer if all of the conditions to the Offer are satisfied (or, if permitted, waived by the Offeror) and the Offeror is permitted to accept for payment and pay for tendered Units. If the Offer is not consummated by the First Outside Date, each of the Offeror and the Partnership can terminate the Transaction Agreement.
The Conflicts Committee of the GP Board has unanimously adopted resolutions: (i) determining that the Transaction Agreement, the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement are in the best interests of, and fair and reasonable to, the Partnership and its subsidiaries and the holders of Units other than the Offeror, the General Partner or their respective affiliates (collectively the “Unaffiliated Unitholders”); (ii) approving and declaring advisable the Transaction Agreement, the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement; and (iii) recommending that the GP Board (a) approve the Transaction Agreement, the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement and (b) recommend that the Unaffiliated Unitholders accept the Offer and tender their Units pursuant to the Offer (the “Conflicts Committee Recommendation”).
The GP Board, based on the Conflicts Committee Recommendation, has adopted resolutions: (i) declaring that the Transaction Agreement, the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement are fair to and not adverse to the best interests of the Partnership and the Unaffiliated Unitholders; (ii) approving and declaring advisable the Transaction Agreement, the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement; and (iii) recommending that the Unaffiliated Unitholders accept the Offer and tender their Units pursuant to the Offer.
(c)   Conditions to the Offer.   There is no financing condition to the Offer. Pursuant to the Transaction Agreement, the Offeror will not be required to accept for payment and pay for any Units validly tendered (and not withdrawn) pursuant to the Offer if:
•
there have not been validly tendered (and not properly withdrawn) prior to the expiration of the Offer such number of Units that, together with the Units then collectively owned by the Offeror and its affiliates, represents at least one Unit more than 80% of the total number of Units then outstanding (the “Minimum Tender Condition”);

•
the Formula Price (as defined below) (calculated as of the date immediately following the date on which the Units tendered in the Offer are scheduled to be accepted for payment (the “Acceptance Time”)) shall have exceeded the Offer Price. “Formula Price” means an amount equal to the greater of  (i) the average daily closing price of the Units on the New York Stock Exchange for the 20 consecutive trading days immediately preceding the date that is three business days prior to the date on which notice of the Buyout is mailed to the unitholders and (ii) the highest price paid by the General Partner or any of its affiliates for any Units purchased during the 90-day period preceding the date on which such notice is mailed to the unitholders;

•
any of the following events has occurred and continues to exist at any time on or after the date of the Transaction Agreement and prior to the time of expiration of the Offer:

•
there is in effect any restraint enjoining, restraining, preventing or prohibiting consummation of the transactions contemplated by the Transaction Agreement or making the consummation of such transactions illegal;

•
there is a pending proceeding instituted by any governmental authority seeking to restrain or prohibit the purchase of Units pursuant to the Offer or the consummation of the Offer;

•
any representation or warranty of the Partnership or the General Partner set forth in the Transaction Agreement that is not qualified by materiality, “Material Adverse Effect” (as defined below) or similar qualifications is not true and correct in all material respects and (ii) any representation or warranty of the Partnership or the General Partner set forth in the Transaction Agreement that is qualified by materiality, “Material Adverse Effect” or similar qualifications is not true and correct in all respects, in each of cases (i) and (ii) above, as of the date of the Transaction Agreement and as of the date of determination (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date);
•
the Partnership or the General Partner has not performed in all material respects any of their respective obligations required to be performed under the Transaction Agreement on or prior to the date of determination;

•
a Material Adverse Effect has occurred; or

•
any consent, approval or authorization of any governmental authority required to consummate the Offer or the Buyout has not been obtained, unless the failure to obtain such consent, approval or authorization has not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Pursuant to the Transaction Agreement, the Offeror may waive any condition of the Offer, in whole or in part, or modify the terms of the Offer, except that the Offeror may not, without the consent of the GP Board (acting upon the recommendation of the Conflicts Committee), (i) reduce the number of Units subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) waive or amend the Minimum Tender Condition, (iv) except as described above, extend the Offer, (v) add to the conditions of the Offer or impose any other conditions to the Offer or (vi) otherwise amend, modify or supplement the terms of the Offer in any manner adverse in any material respect to the Unaffiliated Unitholders.
As defined in the Transaction Agreement, “Material Adverse Effect” means any fact, event, circumstance, change, condition, occurrence or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions, occurrences and effects (including any change in applicable rules, regulations, laws, orders and/or judgments or the interpretation or enforcement thereof or other regulatory change that affects the Partnership or any of its subsidiaries), is or would reasonably be expected to:
(i)
be materially adverse to the business, financial condition, assets, liabilities or results of operations of the Partnership and its subsidiaries, taken as a whole; provided however, that the determination of whether a Material Adverse Effect has occurred will not take into account any fact, event, circumstance, change, condition, occurrence or effect occurring after the date of the Transaction Agreement to the extent resulting from:

•
geopolitical conditions, any outbreak or escalation of war or major hostilities or any act of sabotage or terrorism or natural or man-made disasters or other force majeure events;

•
changes in rules, regulations, laws, orders, judgments, generally accepted accounting practices or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the date of the Transaction Agreement;

•
changes or conditions that generally affect the industry and market in which the Partnership and its subsidiaries operate, including changes in interest rates or foreign exchange rates;

•
changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions;

•
the announcement or pendency of the Transaction Agreement or the transactions contemplated thereby;

•
any change in the market price or trading volume of the Units;

•
any legal proceedings commenced by or involving any current or former holder of Units (on behalf of the holder or the Partnership) arising out of or related to the Transaction Agreement or the transactions contemplated thereby; or

•
any failure of the Partnership to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period,

•
except, in the case of the occurrence of the matters described in the second, third and fourth bullet points above, to the extent having a materially disproportionate effect on the Partnership and its subsidiaries, taken as a whole, relative to other participants in the industry in which the Partnership and its subsidiaries operate; or

(ii)
prevent, materially delay or impair the ability of the Partnership, the General Partner or any affiliate of the Offeror to consummate the transactions contemplated in the Transaction Agreement or comply with their respective obligations thereunder.

(d)   Conditions to the Buyout.   Pursuant to the Transaction Agreement, each party has agreed that its respective obligations to effect the Buyout will be subject to the satisfaction, on or prior to the Closing Date of the following conditions (which are not waivable):
•
no law, temporary restraining order, preliminary or permanent injunction, judgement or ruling enacted, promulgated, issued or entered by any governmental authority will be in effect that enjoins, restrains, prevents or prohibits the consummation of the Buyout or makes the consummation of the Buyout illegal; and

•
the Offer has been consummated in accordance with the terms of the Transaction Agreement, and the Offeror has accepted for payment and paid for the Units validly tendered (and not properly withdrawn) pursuant to the Offer.

(e)   Consummation of the Buyout.   If the Offer is consummated and the conditions to the Buyout are satisfied, (i) immediately following the consummation of the Offer, the General Partner will assign and transfer to the Offeror the right to purchase all, but not less than all, of the remaining Units not tendered pursuant to the Offer, other than any such Units held by the Offeror or its affiliates, pursuant to Section 15(a) of the Partnership Agreement (the “Buyout Right”), effective as of the Acceptance Time, and (ii) on the date immediately following the date on which the Acceptance Time occurs, the Offeror will deliver to Computershare Trust Company, N.A., as the Partnership’s Transfer Agent (the “Transfer Agent”), a written notice of the Offeror’s election to exercise the Buyout Right, at the Buyout Price (such notice, the “Notice of Election to Purchase”). However, if on the date immediately following the date on which the Acceptance Time occurs, the Formula Price calculated as of such date exceeds the Offer Price, the Offeror will deliver the Notice of Election to Purchase to the Transfer Agent on the first date on which the Formula Price (calculated as of such later date) no longer exceeds the Offer Price. If the Offeror has not delivered the Notice of Election to Purchase to the Transfer Agent by July 21, 2017, each of the Offeror and the Partnership can terminate the Transaction Agreement.
The Notice of Election to Purchase will specify the purchase date for the purchase of all of the remaining Units not tendered pursuant to the Offer, which will be the date that is 10 calendar days following the date on which the Transfer Agent has mailed the Notice of Election to Purchase to the unitholders (the “Closing Date”). Upon receipt of the Notice of Election to Purchase, the Transfer Agent will mail a copy of the Notice of Election to Purchase to the record holders of the Units as of the business day immediately preceding the date on which the Notice of Election to Purchase is mailed to the record holders of the Units as of the Buyout Record Date, which business day shall be selected by the General Partner as the record date for the Buyout in accordance with the Partnership Agreement.
If the Notice of Election to Purchase has been duly given and, on or prior to the Closing Date, the Offeror has deposited with the Transfer Agent, as paying agent for the Buyout (the “Paying Agent”), cash in an amount sufficient to pay the aggregate Buyout Price for all Units that the Offeror has become obligated to purchase pursuant to the Buyout, then from and after the Closing Date, all rights of the holders of such Units will thereupon cease, except the right to receive the Buyout Price therefor, without interest thereon, from the Paying Agent in accordance with the payment procedures set forth in the Transaction Agreement, and the Offeror will be deemed to be the record holder of all such Units from and after the Closing Date and will have all rights as the record holder of such Units (including all rights as owner of such Units).
According to the Schedule TO, the address and principal executive offices of the Offeror are 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105, (314) 889-9660.
With respect to all information described herein as contained in the Offer to Purchase, including information concerning the Offeror, its officers or directors or actions or events with respect to any of them, the Partnership takes no responsibility for the accuracy or completeness of such information or for any failure by such parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements
Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) the Partnership or any of its affiliates, on the one hand and (ii) (x) any of its executive officers, directors or affiliates, or (y) the Offeror or any of its executive officers, directors or affiliates, on the other hand.
(a)   Arrangements between the Partnership and the General Partner’s Executive Officers, Directors and Affiliates.
General
The executive officers, directors, and affiliates of our General Partner may be deemed to have interests in the execution and delivery of the Transaction Agreement and in the transactions, including the Offer and the Buyout, which may be different from, or in addition to, those of our unitholders generally. These interests may create potential conflicts of interest. The Conflicts Committee and the GP Board were aware of these interests and considered them, among other matters, in reaching their decision to approve the Transaction Agreement and the transactions contemplated thereby (see “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” of this Schedule 14D-9). As described in more detail below, these interests include the entitlement to indemnification benefits in favor of directors and executive officers of the General Partner.
For further information with respect to the arrangements between the Partnership and certain executive officers, directors, and affiliates described in this Item 3, as well as other arrangements between the Partnership and the General Partner’s executive officers, directors, and affiliates, please see the information under the heading “Item 11. Executive Compensation” of the Partnership’s Annual Report on Form 10-K (the “2016 Form 10-K”) filed with the SEC on March 14, 2017, which information is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Outstanding Units Held by Directors and Executive Officers of the General Partner
If the executive officers and directors of the General Partner who own Units tender their Units for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as our other unitholders.
The following table sets forth (i) the number of Units beneficially owned as of May 31, 2017, by each of the executive officers and directors of the General Partner and (ii) the aggregate cash consideration that would be payable for such Units pursuant to the Offer based on the Offer Price.
Name of Executive Officer or Director	Number of Units (#)	Cash Consideration for Units ($)
Paul A. Novelly(1)(2)(3)	2,757,662	N/A
Jonathan Q. Affleck(4)	467	$8,079.10
Kenneth E. Fenton(5)	8,000	$138,400.00
Donald C. Bedell(6)(7)	15,600	$269,880.00
G. Louis Graziado, III(6)(7)	3,334	$57,678.20
Edwin A. Levy(6)(7)(8)	20,650	$357,245.00
Paul F. Little(9)	25,000	$432,500.00
Alain Louvel(9)	14,100	$243,930.00
Paul M. Manheim(7)	27,834	$481,528.20
Steven G. Twele(6)(10)	3,000	$51,900.00
All of our current directors and executive officers as a group	2,875,647	$2,041,140.50

(1)
The Novelly Dynasty Trust and the Novelly Family Trust are trusts established by the General Partner’s chairman and chief executive officer, Paul A. Novelly, for the benefit of his children and family members (collectively, the “Trusts”). Mr. Novelly is neither a trustee nor a beneficiary of the Trusts, which are irrevocable. The Trusts collectively own a controlling interest in the Offeror and as such, may be deemed to indirectly own the securities held by the Offeror. Paul A. Novelly II, Steven G. Twele and Karon M. Burns (collectively, the “Trustees”) serve as trustees of each of the Trusts and have shared investment and voting control over the securities held thereby, but may exercise such control only with the support of a majority of the trustees of each Trust. The Trustees and Mr. Novelly disclaim beneficial ownership of the securities of the Partnership held by the Offeror and/or the Trusts. Mr. Novelly and his affiliates will not tender Units in the Offer.

(2)
Includes 957,662 Units owned by St. Albans Global Management, Limited Partnership, LLLP, (“Global”). Mr. Novelly is president and chief executive of both Global and our general partner. Does not include Units beneficially owned by the Offeror, of which Mr. Novelly is chairman and chief executive officer. Also includes 250,000 restricted Units issued from the Partnership’s long-term incentive plan and owned by the Novelly Dynasty Trust, which vested on April 23, 2017.

(3)
Includes 1,550,000 common units held directly by Apex, of which Apex Holding Co. is the sole shareholder. Mr. Novelly is the sole director of Apex Holding Co. and thus may be deemed to indirectly beneficially own the Units indirectly held by Apex Holding Co. Mr. Novelly disclaims beneficial ownership of the Units held indirectly by Apex Holding Co., except to the extent of his pecuniary interest therein.

(4)
Mr. Affleck is the vice president and chief financial officer of the General Partner.

(5)
Mr. Fenton is the president and chief operating officer of the General Partner. The Units owned by Mr. Fenton are held by the Fenton Qualified Spousal Trust U/I July 18, 2012.

(6)
Messrs. Twele, Bedell, Levy and Graziadio own minority interests in the Offeror. Each of them disclaims beneficial ownership of securities of the Partnership held by the Offeror.

(7)
Includes 10,000 Units granted from the Partnership’s long-term incentive plan of which one-third vested on each of September 24, 2014, 2015 and 2016.

(8)
Includes 4,781 Units held by the Edwin Levy Irrevocable Trust (the “E.L. Trust”), as to which Mr. Levy serves as the trustee. Mr. Levy disclaims beneficial ownership of the securities held by the E.L. Trust, except to the extent of his pecuniary interest therein; and 4,781 units held by the Carolyn Levy Irrevocable Trust (the “C.L. Trust”), as to which Mr. Levy’s spouse serves as the trustee. Mr. Levy disclaims beneficial ownership of the securities held by the C.L. Trust, except to the extent of his pecuniary interest therein.

(9)
Includes 10,000 Units granted from the Partnership’s long-term incentive plan which vested on September 24, 2016.

(10)
Mr. Twele is the vice president of the general partner of Global and a trustee of the Trusts. Mr. Twele disclaims beneficial ownership of the securities of the Partnership held by the Offeror, Global and the Trusts. The Units owned by Mr. Twele are held by the Twele Family Qualified Spousal Joint Trust U/I November 9, 2015.

(b)   Arrangements with the Offeror and its Affiliates
Certain Relationships and Related Party Transactions
As of the date of this Schedule 14D-9, to the best knowledge of the Partnership, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates and the Offeror and their respective executive officers, directors or affiliates, except for those discussed under the headings “Business—Our Relationship with Our Sponsors” and

“Certain Relationships and Related Party Transactions, and Director Independence” in the 2016 Form 10-K, which information is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The 2016 Form 10-K is available for free on the SEC’s web site at www.sec.gov.
Indemnification and Insurance
Pursuant to the terms of the Transaction Agreement, the Offeror has agreed to, and has agreed to cause the Partnership and General Partner to, indemnify, defend and hold harmless, the current and former directors and officers of the Partnership or General Partner (whom the Partnership or General Partner would have been permitted to indemnify immediately prior to the Closing Date), as applicable, and their subsidiaries against any costs or expenses (including attorneys’ fees), judgments, settlements, fines and other sanctions, losses, claims, damages or liabilities incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, and will advance expenses incurred in connection therewith. In addition, the Offeror, has agreed to honor the provisions regarding elimination of liability of officers and directors, indemnification of officers, directors and employees and advancement of expenses contained in the Partnership’s and the General Partner’s organizational documents immediately prior to the Closing Date and ensure that the organizational documents of the Partnership and the General Partner or any of their respective successors or assigns, if applicable, will, for six years following the Closing Date, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Partnership and the General Partner than are presently set in their organizational documents. Any right of any person pursuant to this section of the Transaction Agreement, will not be amended, repealed, terminated or otherwise modified at any time in a manner that would adversely affect the rights of such person as provided, and will be enforceable by such person and their respective heirs and representatives against the Offeror and the General Partner and their respective successors and assigns.
The Offeror has agreed to, or has agreed to cause the Partnership or the General Partner to, for six years from the Closing Date, maintain in effect directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the Closing Date (provided that the Offeror may substitute the policies with reputable carriers of at least the same coverage containing terms and conditions no less favorable to the people covered by the current policies); provided however, that the Offeror will not be required to expend an aggregate amount in excess of 300% of the current annual premium for such insurance (the “Maximum Amount”). However, if the Offeror would be required to expend more than the Maximum Amount, the Offeror has agreed to obtain the maximum amount of such insurance as is available for the Maximum Amount. The Offeror may elect to, in its sole discretion, prior to the Closing Date, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Closing Date that were committed or alleged to have been committed by the Partnership’s, the General Partner’s or any of its subsidiaries’ officers, directors or employees, in their capacity as such. The rights for indemnification under the Transaction Agreement are in addition to any rights a person may have under the Partnership’s and General Partner’s organizational documents, any indemnification agreements, or applicable law.
(c)   Arrangements with the Offeror and its Affiliates.
Transaction Agreement
On June 1, 2017, the Partnership, the General Partner and the Offeror entered into the Transaction Agreement. The summary of the material provisions of the Transaction Agreement contained in Special Factors, Section 9—“Summary of the Transaction Agreement” and the description of the conditions of the Offer contained in The Offer, Section 12—“Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(i) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Transaction Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.
Holders of Units and other interested parties should read the Transaction Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Transaction Agreement has been provided solely to inform holders of Units of its terms. Moreover, certain representations and warranties in the Transaction Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to unitholders, or may have been used for the purpose of allocating risk between the parties to the Transaction Agreement. Accordingly, the representations and warranties in the Transaction Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Partnership at the time they were made and the information in the Transaction Agreement should be considered in conjunction with the entirety of the factual disclosure about the Partnership in the Partnership’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in the Partnership’s public disclosures. The Transaction Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Buyout, the Partnership, the General Partner, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in the Partnership’s other public filings.
UAR Cancellation Agreement
In connection with the transactions contemplated by the Transaction Agreement, the Partnership, the General Partner and Mr. John Hambrick, an employee of the General Partner (the “Participant”), have entered into a Unit Appreciation Right Cancellation Agreement, dated as of June 1, 2017 (the “UAR Cancellation Agreement”). Pursuant to the UAR Cancellation Agreement, all of the 20,000 Unit Appreciation Rights (“UARs”) previously granted to the Participant under the Partnership’s 2013 Long-Term Incentive Plan will be cancelled and cease to be outstanding, effective on the date on which the Notice of Election to Purchase is mailed to the unitholders pursuant to the Transaction Agreement, in consideration of a one-time cash payment by the General Partner to the Participant in the amount of $5,000. Pursuant to the UAR Cancellation Agreement, subject to his receipt of the foregoing payment, the Participant has agreed to waive and release the General Partner and its affiliates, officers, directors, employees and agents, from any and all claims that in any way arise from or relate to the UARs, the Participant’s status as a holder of the UARs or to the termination of the UARs.
Item 4.   The Solicitation or Recommendation
(a)   Recommendation.   The Conflicts Committee has unanimously adopted resolutions: (i) determining that the Transaction Agreement, the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement are in the best interests of, and fair and reasonable to, the Partnership and its subsidiaries and the Unaffiliated Unitholders; (ii) approving and declaring advisable the Transaction Agreement, the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement; and (iii) recommending that the GP Board (a) approve the Transaction Agreement, the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement and (b) recommend that the Unaffiliated Unitholders accept the Offer and tender their Units pursuant to the Offer.
The GP Board, based on the Conflicts Committee Recommendation, has adopted resolutions: (i) declaring that the Transaction Agreement, the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement are fair to and not adverse to the best interests of the Partnership and the Unaffiliated Unitholders; (ii) approving and declaring advisable the Transaction Agreement, the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement; and (iii) recommending that the Unaffiliated Unitholders accept the Offer and tender their Units pursuant to the Offer.
(b)   Background of the Offer.
The following chronology summarizes the key meetings and other key events between representatives of the Partnership and representatives of the Offeror during the period preceding the signing of the Transaction Agreement, and does not purport to describe every conversation among such persons. The information set forth below regarding the Offeror not involving the Partnership was provided by the Offeror, and neither the Partnership nor any of its affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which neither the Partnership nor any of its affiliates or representatives affiliates or representatives participated. For a review of the Offeror’s additional key events that led to the signing of the Transaction Agreement, please refer to the Offeror’s Offer to Purchase being mailed to the Partnership’s unitholders with this Schedule 14D-9.

The Offeror and its affiliates collectively beneficially own approximately 73.6% of the Partnership’s outstanding Units and all of the Partnership’s incentive distribution rights. The Offeror also owns 100% of the equity interests in the General Partner. For a description of the relationships among the Offeror and the Partnership, see “Special Factors—Section 12—Related-Party Transactions” of the Offer to Purchase, which is filed as Exhibit (a)(1)(i) of the Schedule TO.
On March 6, 2017, the Offeror delivered to the GP Board a letter stating that the Board of Directors of the Offeror (the “Offeror Board”) had formed a special committee (the “Offeror Special Committee”) comprised of two members of the Offeror Board, Robert G. Jennings and John F. Grundhofer, to consider the advisability of a potential transaction involving the Offeror and certain of its affiliates, on the one hand, and the Partnership, on the other hand. The letter indicated that a potential transaction would consist of two steps: (1) a tender offer by the Offeror (or one of its affiliates) to acquire a sufficient number of Units held by the public, so that the Offeror and certain other affiliates of the General Partner collectively own at least 80% of the outstanding Units; and (2) a subsequent purchase of the remaining Units held by the public by an affiliate of the General Partner pursuant to Section 15.1 of the Partnership Agreement. The letter further stated that, as of the date of the letter, no determination had been made by the Offeror Board or the Offeror Special Committee as to whether to engage in any potential transaction or make any proposal (whether formal or informal) to the Partnership in connection with any potential transaction, and that, given that any potential transaction would likely pose a conflict of interest between the Offeror and the General Partner, on the one hand, and the Partnership, on the other, the purpose of the letter was to allow the GP Board sufficient time to determine whether to refer such potential transaction to the Conflicts Committee and seek Special Approval (as defined in the Partnership Agreement) of such potential transaction pursuant to the Partnership Agreement and, should the GP Board determine to do so, to allow the Conflicts Committee sufficient time to retain financial and legal advisors to assist the Conflicts Committee in reviewing any potential transaction.
Also on March 6, 2017, the GP Board adopted a unanimous written consent authorizing the Conflicts Committee, then comprised of Paul F. Little, Alain Louvel, and Paul M. Manheim, to review, evaluate, negotiate and, if appropriate, recommend to the GP Board approval of any potential transaction referred to in the Offeror’s March 6, 2017 letter to the GP Board.
On March 14, 2017, the Conflicts Committee held a telephonic meeting with representatives of Potter Anderson & Corroon LLP (“Potter Anderson”) and Evercore Group L.L.C. (“Evercore”) to discuss the Offeror’s letter to the GP Board dated March 6, 2017. Potter Anderson had previously served as legal counsel, and Evercore had previously served as financial advisor, to the Conflicts Committee in connection with the Partnership’s acquisition of the Greensboro terminal from a subsidiary of Apex Oil Company, Inc. (“Apex”) in 2014. After discussion, the Conflicts Committee determined to retain Potter Anderson as its legal counsel and Evercore as its financial advisor, subject to completion of respective engagement letters. The Conflicts Committee subsequently formalized its engagement of Evercore as financial advisor on the terms and subject to the conditions set forth in the engagement letter dated April 3, 2017. The Conflicts Committee and its advisors discussed the structure of the possible transaction described in the Offeror’s March 6, 2017 letter as well as the likely timing and process in the event the Offeror made a proposal to the Partnership.
Also on March 14, 2017, Mr. Little, chairman of the Conflicts Committee, and representatives of Evercore spoke by telephone with members of the Offeror’s management to discuss the letter delivered by the Offeror to the GP Board on March 6, 2017.
On March 21, 2017, Mr. Little contacted the Offeror’s management by email and inquired as to whether any proposal was forthcoming from the Offeror in connection with a potential transaction involving the Partnership. The Offeror’s management informed Mr. Little that the Offeror was still considering whether to make a proposal in connection with a potential transaction, but that no determination had been made by the Offeror Board or the Offeror Special Committee as to whether to engage in any potential transaction or make any proposal.
On April 3, 2017, the Offeror delivered to the GP Board a preliminary non-binding proposal (the “April 2017 Proposal”), which had been approved by the Offeror Special Committee, for a potential acquisition by the Offeror (and/or one or more of its affiliates) of all of the outstanding Units not already beneficially owned by the Offeror and its affiliates, for $16.80 per Unit, in cash. The April 2017 Proposal contemplated that the acquisition would be structured as a two-step transaction pursuant to which (1) the Offeror or one of its affiliates would commence a tender offer to purchase all of the Units not already beneficially owned by the Offeror or its affiliates at a price per Unit equal to $16.80 net to the holder in cash, without interest, and (2) immediately following the consummation of the tender offer, the General Partner would assign to the Offeror (or one of its affiliates) the right to purchase all of the remaining Units not tendered pursuant to the tender offer pursuant to Section 15.1(a) of the Partnership Agreement and, within a reasonable time following such assignment, the Offeror (or such affiliate) would exercise the right to purchase all of such Units pursuant to Section 15.1(a) of the Partnership Agreement, at a price per Unit determined in accordance with the provisions of Section 15.1 of the Partnership Agreement (but not to exceed the tender offer price), in cash, upon the terms and subject to the conditions set forth in the April 2017 Proposal, which included a condition that the number of Units tendered pursuant to the tender offer (and not withdrawn prior to the expiration of the tender offer) represent, together with the Units then owned by the Offeror and its affiliates, more than 80% of the total Units then outstanding. The April 2017 Proposal indicated that the proposed transaction would be funded from existing cash and proceeds from the sale of marketable securities on hand or committed borrowings of the Offeror and its affiliates, and that the proposed transaction would not be subject to any financing condition.
On April 4, 2017, the Offeror and certain of its affiliates filed an amendment to their Schedule 13D with the SEC, reporting the April 2017 Proposal.
Also on April 4, 2017, members of the Partnership’s management held a conference call with representatives of Evercore to discuss business and financial due diligence questions proposed by Evercore.
On April 8, 2017, members of the Offeror’s management and representatives of Greenberg Traurig, LLP (“Greenberg Traurig”), legal counsel to the Offeror, held a conference call with the members of the Conflicts Committee, representatives of Evercore, representatives of Potter Anderson, and representatives of Latham & Watkins LLP (“Latham & Watkins”), legal counsel to the Partnership, to discuss the proposed transaction contemplated by the April 2017 Proposal, including the rationale for the proposed transaction structure, the conditions to the exercise by the Offeror of the Buyout Right under Section 15.1 of the Partnership Agreement, the proposed timeline and next steps.
Later on April 8, 2017, the Conflicts Committee held a telephonic meeting with representatives of Potter Anderson, Evercore, and Latham & Watkins. During the telephonic meeting, the Conflicts Committee discussed Latham & Watkins’s prior work for and knowledge of the Partnership and ability and willingness to serve as legal counsel to the Partnership in connection with the proposed transaction, under the direction and supervision of the Conflicts Committee and Potter Anderson. After confirming Latham & Watkins’s lack of material relationships with the Offeror, the Conflicts Committee determined that Latham & Watkins should serve as legal counsel to the Partnership in connection with the proposed transaction. Also, during the telephonic meeting, Potter Anderson reviewed with the Conflicts Committee their duties under the Partnership Agreement and Delaware law. The Conflicts Committee members also considered the Charter of the Conflicts Committee and the GP Board consent dated March 6, 2017 and potential revisions thereto, and discussed and confirmed their independence and qualifications to serve as members of the Conflicts Committee. In light of Mr. Manheim’s status as a director and shareholder of FutureFuel Corp., an entity in which Mr. Paul Novelly has a controlling interest, the Conflicts Committee directed counsel to review the 2015 amendment to the definition of Conflicts Committee in the Partnership Agreement (the “2015 Amendment”). Mr. Manheim agreed to recuse himself from consideration of the 2015 Amendment and his eligibility to serve as a member of the Conflicts Committee. The Conflicts Committee also directed Evercore to continue its due diligence with a view to providing the Conflicts Committee with an analysis of the April 2017 Proposal.
On April 12, 2017, members of the Partnership’s management held a conference call with representatives of Evercore to discuss the assumptions underlying the Partnership’s financial projections that were provided to Evercore by management of the Partnership. Evercore also requested sensitivity projections which were then provided by members of the Partnership’s management on April 13 and 14, 2017 and are described further under “Special Factors—Section 7—Certain Projected Financial Data” in the Offer to Purchase.

On April 18, 2017, the Conflicts Committee held a telephonic meeting with representatives of Potter Anderson, Latham & Watkins and Evercore. At the meeting, Evercore gave a presentation that covered, among other things: (a) an overview of the April 2017 Proposal; (b) a summary of certain market data and an analysis of the market performance of the Units; and (c) Evercore’s preliminary financial analysis of the April 2017 Proposal, which included a preliminary valuation analysis of the offer price reflected in the April 2017 Proposal. The Conflicts Committee determined that the offer price reflected in the April 2017 Proposal was insufficient, and determined to present a counteroffer price subject to there being no material changes to the Partnership’s financial projections. Following discussion, the Conflicts Committee instructed Evercore to deliver a counteroffer price of  $18.60 per Unit.
Later on April 18, 2017, representatives of Evercore, on behalf of the Conflicts Committee, verbally informed members of the Offeror’s management that the Conflicts Committee was of the view that the offer price of  $16.80 per Unit proposed in the April 2017 Proposal was insufficient and verbally delivered the Conflicts Committee’s counteroffer price of  $18.60 per Unit.
On April 19, 2017, the Conflicts Committee, with Mr. Manheim recusing himself from the meeting, held a telephonic meeting with representatives of Potter Anderson to discuss the 2015 Amendment and Mr. Manheim’s eligibility to serve as a member of the Conflicts Committee and whether Mr. Manheim should remain on the Conflicts Committee. The Conflicts Committee determined that while Mr. Manheim is clearly eligible to serve on the Conflicts Committee under the definition as amended by the 2015 Amendment, there could be a question over the technical authorization of the 2015 Amendment that would require the members of the Conflicts Committee to satisfy the requirements in the definition in place before the 2015 Amendment. In order to avoid any question over the composition of the Conflicts Committee, the Conflicts Committee directed Potter Anderson to discuss the issue of Mr. Manheim’s possible resignation from the Conflicts Committee with representatives of the Partnership’s management. The Conflicts Committee also determined that, given Mr. Manheim’s experience, insight and independence, if Mr. Manheim resigned from the Conflicts Committee, the Conflicts Committee would be open to seeking Mr. Manheim’s participation and advice in connection with the proposed transaction.
On April 20, 2017, Mr. Manheim resigned from the Conflicts Committee.
On April 24, 2017, the GP Board adopted a unanimous written consent supplementing its consent dated March 6, 2017 and delegating to the Conflicts Committee the power and authority to, among other things, (a) review and evaluate the terms and conditions of the proposed transaction on behalf of the Partnership and its subsidiaries and the Unaffiliated Unitholders, (b) negotiate the terms and conditions of the proposed transaction, (c) determine whether the proposed transaction is in the best interests of the Partnership and its subsidiaries and the Unaffiliated Unitholders, and (d) determine whether or not to approve, and to recommend that the GP Board approve, the proposed transaction, with any such approval of the Conflicts Committee constituting “Special Approval” for all purposes under the Partnership Agreement, including, without limitation, Section 7.9(a) thereof.
On April 28, 2017, members of the Offeror’s management held a conference call with the members of the Conflicts Committee to discuss the Conflicts Committee’s counteroffer price of  $18.60 per Unit. Members of the Partnership’s management and representatives of Evercore, Potter Anderson, Greenberg Traurig and Thompson Coburn LLP, legal counsel to the Offeror Special Committee (“Thompson Coburn”), also participated in the conference call. A representative of the Offeror reviewed various considerations relating to the offer price proposed in the April 2017 Proposal. A representative of Greenberg Traurig discussed the rationale for the proposed transaction structure and indicated that the Conflicts Committee’s counteroffer price of  $18.60 per Unit was beyond any price range that the Offeror was prepared to discuss. During the call, the Partnership’s management informed the participants that Apex, an affiliate of the Offeror, had advised the Partnership that it presently has no intention of pursuing future dropdown transactions with the Partnership, due to current market conditions, and had informed the Partnership that, in light of overall market conditions and Apex’s recent rate of utilization of its committed storage, Apex intends to renegotiate or not renew its contractual volumes at certain terminals when the current terms of those contracts expire, as further described in this Offer to Purchase under “Special Factors—Section 12—Related-Party Transactions.” A member of the Partnership’s management further informed the participants that the Partnership intended to disclose these developments in the Form 10-Q for the first quarter of 2017 that the Partnership expected to file on or about May 9, 2017.

Later on April 28, 2017, the Conflicts Committee held a telephonic meeting with representatives of Potter Anderson, Latham & Watkins and Evercore, as well as Mr. Manheim by invitation of the Conflicts Committee, to discuss the Offeror’s response to the Conflicts Committee’s counteroffer price of  $18.60 per Unit. After discussion, the Conflicts Committee instructed Evercore to inform the Offeror’s management that the Conflicts Committee would not reconsider its counteroffer in the absence of a counterproposal from the Offeror, and to request that any counterproposal address whether the offer price would include a prorated quarterly distribution for the quarter in which the proposed transaction is completed.
Later on April 28, 2017, representatives of Evercore, on behalf of the Conflicts Committee, spoke with the Offeror’s management and reiterated the Conflicts Committee’s counteroffer price of  $18.60 per Unit and indicated that the Conflicts Committee would not reconsider its counteroffer in the absence of a counterproposal from the Offeror. The representatives of Evercore also indicated, on behalf of the Conflicts Committee, that the Conflicts Committee would expect that any counterproposal would address whether a pro rata quarterly distribution for the quarter in which the proposed transaction is completed would be paid to the Unaffiliated Unitholders in the proposed transaction.
On May 5, 2017, representatives of Evercore, on behalf of the Conflicts Committee, contacted the Offeror’s management to inquire as to whether there was any update in connection with the proposed transaction. The Offeror’s management informed the representatives of Evercore that currently there was nothing to report and that the Offeror would be in contact with the Conflicts Committee and its advisors if and when there were any developments.
On May 9, 2017, the Offeror’s management contacted representatives of Evercore to notify them that a draft of the Transaction Agreement would be provided by the Offeror to the Conflicts Committee and its advisors for their preliminary review while the Offeror continued to consider its potential counterproposal.
Also on May 9, 2017, the Partnership issued a press release detailing its financial results for the quarter ended March 31, 2017 and filed its Form 10-Q with the SEC for the quarter ended March 31, 2017. The press release included an operational update noting in part that Apex had indicated that it presently has no intention of pursuing any “dropdown” transactions with the Partnership, due to current market conditions, and had informed the Partnership that, in light of overall market conditions and Apex’s recent rate of utilization of its committed storage, Apex intends to renegotiate or not renew its contractual volumes at certain terminals when the current terms of those contracts expire, as further described in this Offer to Purchase under “Special Factors—Section 12—Related-Party Transactions.”
On May 10, 2017, the Offeror’s management delivered a draft of the Transaction Agreement to Evercore and Potter Anderson. The draft Transaction Agreement provided for a two-step acquisition structure pursuant to which (1) the Offeror or one of its affiliates would commence a tender offer to purchase all of the Units not already beneficially owned by the Offeror or its affiliates at a price per Unit payable in cash, without interest, and (2) immediately following the consummation of the tender offer, the General Partner would assign to the Offeror (or one of its affiliates) the right to purchase all of the remaining Units not tendered pursuant to the tender offer pursuant to Section 15.1(a) of the Partnership Agreement and, within a reasonable time following such assignment, the Offeror (or such affiliate) would exercise the right to purchase all of such Units pursuant to Section 15.1(a) of the Partnership Agreement, at a price per Unit determined in accordance with the provisions of Section 15.1 of the Partnership Agreement (but not to exceed the tender offer price), in cash. The draft Transaction Agreement contained conditions to the tender offer, including the Minimum Tender Condition. The draft Transaction Agreement also provided that the tender offer price would be an amount in cash, plus a pro rata portion of the quarterly distribution in the amount of  $0.30 per Unit for the quarter in which the initial expiration date of the Offer (i.e., the 20th business day after the commencement of the Offer) occurs, plus a quarterly distribution for the preceding quarter if the initial expiration date of the Offer occurs after the end of the preceding quarter but before the record date for the quarterly distribution with respect to the preceding quarter. The draft Transaction Agreement contained a proposed termination date of 90 days after the date of signing the Transaction Agreement.
On May 12, 2017, the Offeror’s management verbally delivered to Evercore a revised proposal (the “First May 2017 Proposal”) pursuant to which the Offeror would acquire all of the outstanding Units not already beneficially owned by the Offeror or its affiliates at a price of  $17.00 per Unit, plus a pro rata portion of the quarterly distribution in the amount of  $0.30 per Unit for the quarter in which the initial expiration date of the Offer occurs, plus a quarterly distribution for the preceding quarter if the initial expiration date occurs after the end of the preceding quarter but before the record date for the quarterly distribution with respect to the preceding quarter.
On May 17, 2017, the Conflicts Committee held a telephonic meeting with representatives of Potter Anderson, Latham & Watkins and Evercore, as well as Mr. Manheim by invitation of the Committee, to discuss the First May 2017 Proposal and the draft Transaction Agreement. Evercore presented a preliminary financial analysis of the First May 2017 Proposal. Evercore also reviewed recent publicly announced pending transactions involving master limited partnerships (“MLPs”) and the premiums paid in such transactions. Following this discussion, the Conflicts Committee instructed Evercore to contact the Offeror’s management and request an offer price of  $17.30, plus an adjustment for a pro rata quarterly distribution for the quarter in which the proposed transaction is completed.
Later on May 17, 2017, representatives of Evercore, on behalf of the Conflicts Committee, contacted the Offeror’s management to inform them that, based on recent publicly announced pending transactions involving MLPs, the Conflicts Committee was of the view that the offer price of  $17.00 per Unit proposed in the First May 2017 Proposal represented an insufficient premium over the unaffected trading price of the Units, and that the Conflicts Committee sought an offer price of at least $17.30 per Unit, plus an adjustment for a pro rata quarterly distribution for the quarter in which the proposed transaction is completed.
Also on May 17, 2017, the Offeror’s management contacted a representative of Evercore to inquire as to whether the Conflicts Committee had considered during its deliberations an offer price of  $17.30 per Unit without an adjustment for a pro rata quarterly distribution for the quarter in which the proposed transaction is completed, but instead providing for the declaration and payment of regularly scheduled quarterly distributions, which approach would be more consistent with that of certain precedent transactions. Evercore indicated that the Conflicts Committee had discussed such a structure and would be willing to consider whether a similar proposal would address the Conflicts Committee’s concern over the premium paid to the Unaffiliated Unitholders.
On May 19, 2017, the Offeror delivered to the GP Board a revised preliminary non-binding proposal (the “Revised Proposal”), which had been approved by the Offeror Special Committee, for a potential acquisition by the Offeror of all of the outstanding Units not already beneficially owned by the Offeror and its affiliates, for $17.30 per Unit, in cash, without any adjustment for quarter distributions, including an adjustment for a pro rata portion of the quarterly distribution for the quarter in which the Offer is completed. The Revised Proposal stated that, in the Transaction Agreement, the Offeror would agree that, until the closing date of the Buyout or the termination of the Transaction Agreement prior to completion of the Buyout, the GP Board will, subject to compliance with applicable law, cause the Partnership to continue to pay the regular quarterly cash distributions to unitholders, at the minimum quarterly distribution rate of  $0.30 per Unit, as set forth in the Partnership Agreement. However, the Revised Proposal indicated that the Offeror expected to consummate the proposed transaction in a timely manner, and to limit any potential extensions to the Offer accordingly, such that the unitholders tendering their Units pursuant to the Offer or selling their Units in the Buyout would have sold their Units before the expected record date for the quarterly cash distribution with respect to the second quarter of 2017. Accordingly, the Revised Proposal indicated that if the proposed transaction was consummated, the Offeror did not expect that the quarterly cash distribution with respect to the second quarter of 2017 would become payable to the Unaffiliated Unitholders. The Revised Proposal preserved the transaction structure and other principal terms and conditions contemplated by the April 2017 Proposal. The Revised Proposal indicated that it was the Offeror’s “best and final” offer in connection with the proposed transaction.
On May 21, 2017, the Conflicts Committee held a telephonic meeting with representatives of Potter Anderson, Latham & Watkins and Evercore, as well as Mr. Manheim by invitation of the Committee, to discuss the Revised Proposal. Evercore presented an overview of the implied transaction value, premiums and EBITDA multiples implied by the offer prices reflected in the Revised Proposal, the April 2017 Proposal and the First May 2017 Proposal. After discussion, the Conflicts Committee instructed Evercore to contact Offeror’s management to request that they clarify the proposed adjustments for distributions as they would apply to the First May 2017 Proposal as compared to the Revised Proposal.

Later on May 21, 2017, representatives of Evercore, on behalf of the Conflicts Committee, contacted the Offeror’s management to ask for clarification of the proposed terms as they relate to the adjustments to the offer price related to quarterly distributions as described in the First May 2017 Proposal for comparison purposes to the treatment of quarterly distributions proposed in the Revised Proposal. During these discussions, the Offeror’s management confirmed that the First May 2017 Proposal contemplated an adjustment to the offer price only for a pro rata quarterly distribution for the quarter in which the initial expiration date of the Offer occurred, and that the Offeror would not agree to proration of the quarterly distribution for the quarter in which the Offer is completed with respect to either the First May 2017 Proposal or the Revised Proposal. The Offeror’s management also confirmed the expectation that the initial expiration date of the Offer would occur in the second quarter of 2017, and that, based on those expectations, the price reflected in the First May 2017 Proposal would be less than $17.30 per Unit.
On May 22, 2017, the Conflicts Committee held a telephonic meeting with representatives of Potter Anderson, Latham & Watkins and Evercore, as well as Mr. Manheim by invitation of the Committee, to discuss the Revised Proposal. At this meeting, representatives of Evercore summarized for the Conflicts Committee the discussions between Evercore and members of the Offeror’s management held the prior evening. The participants compared the offer price and other terms of the Revised Proposal and the First May 2017 Proposal. After further discussion, the Conflicts Committee determined that, in light of, among other things, the likely timing of the Offer and the desire to provide Unaffiliated Unitholders with the full value of the regular quarterly distribution for the second quarter of 2017, a fixed offer price of  $17.30 per Unit was preferable to an offer price of  $17.00 per Unit with adjustment for a prorated quarterly distribution through the initial expiration date of the Offer. The Conflicts Committee also considered the potential that, if the initial expiration date did not occur until the third quarter of 2017, the Revised Proposal would not provide for a prorated quarterly distribution for the third quarter while the First May 2017 Proposal would. The Conflicts Committee determined that the chance of the initial expiration date of the Offer not occurring until the third quarter of 2017 was remote, and that, on balance, the Revised Proposal provided the Unaffiliated Unitholders with a more certain value. After further discussion, the Conflicts Committee instructed Evercore to communicate to the Offeror’s management that the Revised Proposal was acceptable to the Conflicts Committee, subject to negotiation and finalization of the Transaction Agreement.
Later on May 22, 2017, representatives of Evercore, on behalf of the Conflicts Committee, contacted the Offeror’s management to inform the Offeror that the Conflicts Committee would like to move forward under the terms of the Revised Proposal, subject to negotiation and finalization of the Transaction Agreement, and requested that a revised draft of the Transaction Agreement reflecting the Revised Proposal be provided to the Conflicts Committee’s advisors for review.
Also on May 22, 2017, the Offeror’s management held a telephone call with representatives of Evercore and Potter Anderson to discuss the timeline and next steps for the proposed transaction. The Offeror’s management informed Evercore and Potter Anderson that a revised draft of the Transaction Agreement would be provided to them the following morning.
On May 23, 2017, the Offeror’s management delivered a revised draft of the Transaction Agreement to Evercore and Potter Anderson. Subsequently, the Offeror’s management contacted representatives of Evercore to confirm that Evercore had received the revised draft of the Transaction Agreement.
Also on May 23, 2017, the Offeror and certain of its affiliates filed with the SEC an amendment to their Schedule 13D, reporting the Revised Proposal.
On May 24, 2017, the Conflicts Committee held a telephonic meeting with representatives of Potter Anderson to discuss the terms of the revised draft Transaction Agreement. Potter Anderson provided the Conflicts Committee with an overview of certain issues raised by the Transaction Agreement and discussed with the Conflicts Committee a number of recommended changes to that draft. Following that overview and discussion, the Conflicts Committee instructed Potter Anderson to provide to the Offeror and its counsel a markup of the Transaction Agreement containing certain revisions, including, among other things, (a) making the Minimum Tender Condition non-waivable without the consent of the GP Board (acting upon the recommendation of the Conflicts Committee), (b) adding a requirement for the Offeror to extend the Offer upon the Partnership’s request, if at the end of the initial expiration date any of the offer conditions have not been satisfied or waived, (c) deleting the conditions to closing the Buyout other than the completion of the Offer and the absence of governmental injunctions, and (c) adding a provision requiring the Offeror to pay the Partnership’s reasonable out-of-pocket expenses incurred in connection with the proposed transaction in the event that the Transaction Agreement is terminated due to failure of the condition that the buyout price determined in accordance with Section 15.1(a) of the Partnership Agreement not exceed the Offer Price (the “Formula Price Condition”).
Later on May 24, 2017, representatives of Potter Anderson, on behalf of the Conflicts Committee, provided the Offeror’s management with a revised draft of the Transaction Agreement reflecting the collective comments of the Conflicts Committee, its advisors and Latham & Watkins.
On May 25, 2017, representatives of the Offeror held a conference call with representatives of Evercore, Potter Anderson, Greenberg Traurig and Thompson Coburn to discuss the revised draft of the Transaction Agreement.
On May 26, 2017, representatives of Greenberg Traurig, on behalf of the Offeror, provided to representatives of Potter Anderson, Latham & Watkins and Evercore a further revised draft of the Transaction Agreement (the “May 26 Draft Transaction Agreement”), reflecting the Offeror’s and its legal advisors’ comments on the draft provided by Potter Anderson on May 24, 2017. The May 26 Draft Transaction Agreement accepted the Conflicts Committee’s proposals that the Minimum Tender Condition be non-waivable, that the Offeror be required to extend the Offer upon the Partnership’s request if the conditions are not satisfied or waived as of the initial expiration date, and deleted the conditions to closing the Buyout other than the completion of the Offer and the absence of governmental injunctions. The May 26 Draft Transaction Agreement did not include the requirement that the Offeror pay the Partnership’s expenses in the event of the specified termination of the Transaction Agreement. The May 26 Draft Transaction Agreement also proposed that the Offeror could waive the Formula Price Condition and close the Offer, but would subsequently be required to effect the Buyout if and when the Formula Price no longer exceeded the Offer Price, and proposed a new termination outside date of July 15, 2017 (the “proposed outside date”) upon which either party can terminate if the Offer has not been consummated.
On May 26, 2017, a representative of Partnership management delivered to representatives of Potter Anderson and Latham & Watkins a draft of the UAR Cancellation Agreement.
Also on May 26, 2017, a representative of Partnership management provided to representatives of Potter Anderson and Latham & Watkins a copy of a letter received from Apex regarding termination of certain terminal facilities under the Terminaling Services Agreement between Apex and Center Point Terminal Company, LLC (the “Termination Notice”).
Also on May 26, 2017, the Partnership filed the Form 8-K announcing its receipt of the Termination Notice.
Also on May 26, 2017, the Conflicts Committee held a telephonic meeting with representatives of Potter Anderson and Evercore to discuss the terms of the May 26 Draft Transaction Agreement. Potter Anderson provided the Conflicts Committee with an overview of certain issues raised by the revisions reflected in the May 26 Draft Transaction Agreement and discussed the Offeror’s refusal to make the Formula Price Condition non-waivable. The Conflicts Committee then considered the risk that the Offeror may be able to close the Offer at a time when it will not be able to close the second-step Buyout by reason of the non-satisfaction of the Formula Price Condition, and that the Buyout would not be able to be closed before the proposed outside date, in which case the Offeror could then terminate the Transaction Agreement. Following discussion, the Conflicts Committee instructed Potter Anderson to seek to revise the Transaction Agreement in order to move the proposed outside date to a date later in July and to make technical fixes to the application of the proposed outside date to the Offer and the Buyout, and also to ensure that, in the event of termination of the Transaction Agreement, the Partnership would be required to declare and pay the second quarter distribution in accordance with past practices. The Conflicts Committee also instructed Potter Anderson to attempt to obtain a commitment from the Offeror that, in the event the Transaction Agreement was terminated by reason of the non-satisfaction of the Formula Price Condition, it would not exercise the Buyout Right within a year after termination at a price less than the Offer Price without the consent of the GP Board (upon the recommendation of the Conflicts Committee) (the “proposed buyout standstill”).

On May 27, 2017, representatives of Greenberg Traurig provided to representatives of Potter Anderson, Latham & Watkins and Evercore a draft Schedule TO relating to the proposed transaction.
Also on May 27, 2017, a conference call was held among representatives of Potter Anderson, Evercore, Latham & Watkins, and Greenberg Traurig to discuss certain issues raised in the May 26 Draft Transaction Agreement. Among other issues, the participants agreed to change the proposed outside date, to make technical fixes to the proposed outside date, and that the General Partner would be committed to declare and pay the second quarter distribution in the event the Transaction Agreement is terminated. The participants also discussed the proposed buyout standstill without resolution.
Later on May 27, 2017, the Offeror’s management contacted representatives of Evercore to inform them that the Offeror had rejected the proposed buyout standstill. Later that day, representatives of Potter Anderson delivered a markup of the Transaction Agreement containing certain revisions, including revisions reflecting the matters agreed to earlier in the day. Representatives of Potter Anderson also communicated the Offeror’s rejection of the proposed buyout standstill to the Conflicts Committee, and the Conflicts Committee determined to go forward with the Transaction Agreement as revised.
Between May 28, 2017 and June 1, 2017, representatives of Greenberg Traurig and Potter Anderson exchanged drafts of the Transaction Agreement reflecting minor revisions thereto.
On May 31, 2017, representatives of the Offeror held a conference call with representatives of Evercore, Potter Anderson, Greenberg Traurig and Thompson Coburn to discuss the proposed transaction timeline, including the timing and next steps for executing the Transaction Agreement and launching the Offer.
Later on May 31, 2017, the Conflicts Committee held a telephonic meeting with representatives of Evercore, Potter Anderson and Latham & Watkins and discussed the status of the Transaction Agreement and preparation of documents to be filed and distributed to the Partnership’s unitholders in connection with the Offer.
On June 1, 2017, the Conflicts Committee held a telephonic meeting with representatives of Evercore, Potter Anderson, and Latham & Watkins. During the meeting, the Conflicts Committee discussed the key terms of the Transaction Agreement that was circulated in advance of the meeting. Also during the meeting, Evercore reviewed with the Conflicts Committee its financial analysis of the price of  $17.30 per Unit, net to the seller in cash, without interest thereon to be paid pursuant to the Offer and the Buyout (the “Consideration”), and delivered an oral opinion, subsequently confirmed in a written opinion dated as of June 1, 2017, to the Conflicts Committee, subject to certain assumptions, qualifications, limitations, and other matters set forth therein, that the Consideration is fair, from a financial point of view, to the Unaffiliated Unitholders. Following discussion, and after considering the foregoing and the factors described under the “Reasons for the Offer and Buyout; Recommendation of the GP Board” of this Schedule 14D-9, each of the Conflicts Committee members confirmed his actual belief that the proposed transaction is advisable and in the best interests of, and fair and reasonable to, the Partnership Group (as defined in the Partnership Agreement) and the Unaffiliated Unitholders. The Conflicts Committee then unanimously adopted resolutions which: (a) determined that the Transaction Agreement, the proposed transaction, and the other transactions contemplated by the Transaction Agreement are in the best interests of, and fair and reasonable to, the Partnership Group and the Unaffiliated Unitholders, (b) approved and declared advisable the Transaction Agreement, the proposed transaction, and the other transactions contemplated by the Transaction Agreement, (c) recommended that the GP Board (i) approve the Transaction Agreement, the proposed transaction, and the other transactions contemplated by the Transaction Agreement and (ii) recommend that the Unaffiliated Unitholders accept the Offer and tender their Units pursuant to the Offer, and (d) confirmed the Conflicts Committee’s desire and intent that its approval of the Transaction Agreement, the proposed transaction, and the other transactions contemplated by the Transaction Agreement constitutes “Special Approval” for all purposes under the Partnership Agreement, including, without limitation, Section 7.9(a) thereof.
Later on June 1, 2017, the GP Board held a meeting. During the meeting, the GP Board, upon the recommendation of the Conflicts Committee, adopted resolutions: (a) declaring that the Transaction Agreement, the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement are fair to and not adverse to the best interests of the Partnership and the Unaffiliated Unitholders; (b) approving and declaring advisable the Transaction Agreement, the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement; and (c) recommending that the Unaffiliated Unitholders accept the Offer and tender their Units pursuant to the Offer.
Later on June 1, 2017, the parties executed the Transaction Agreement.
(c)   Reasons.
In evaluating the Transaction Agreement and the transactions contemplated thereby, including the Offer and the Buyout, the Conflicts Committee consulted with its financial and legal advisors and considered and analyzed a range of factors. In determining to approve the Transaction Agreement, the Offer and the Buyout and to recommend that the GP Board recommend that the Unaffiliated Unitholders accept the Offer and tender their Units in the Offer, the Conflicts Committee considered numerous factors, including the following material factors and benefits, each of which the Conflicts Committee believed supported its unanimous determination and recommendation (which are not necessarily listed in order of relative importance):
•
Premium to Market Price.   The Conflicts Committee considered the relationship of the Offer Price to the current and historical market prices of the Units. The Offer Price to be paid in cash for each Unit would provide the Unaffiliated Unitholders with the opportunity to receive a premium over the current market prices of the Units. The Conflicts Committee reviewed historical market prices, volatility and trading information with respect to the Units, including the fact that the Offer Price represents:

•
a premium of approximately 6.3% to the closing price per Unit for the period ended on March 31, 2017 (the trading day before the delivery of the April 2017 Proposal to the GP Board) (the Offer Price also represents a premium of approximately 5.8% to the unaffected closing price per Unit for the period ended on April 3, 2017 (the trading day before the Offeror filed an amendment to its Schedule 13D with the SEC, announcing that it had delivered to the GP Board the April 2017 Proposal));

•
a premium of approximately 6.7% to the 10-day volume-weighted average closing price (“VWAP”) for the period ended on March 31, 2017 (the trading day before the delivery of the April 2017 Proposal to the GP Board) (the Offer Price also represents a premium of approximately 6.7% to the 10-day VWAP for the period ended on April 3, 2017 (the trading day before the Offeror filed an amendment to its Schedule 13D with the SEC, announcing that it had delivered to the GP Board the April 2017 Proposal));

•
a premium of approximately 5.8% to the 20-day VWAP for the period ended on March 31, 2017 (the trading day before the delivery of the April 2017 Proposal to the GP Board) (the Offer Price also represents a premium of approximately 5.9% to the 20-day VWAP for the period ended on April 3, 2017 (the trading day before the Offeror filed an amendment to its Schedule 13D with the SEC, announcing that it had delivered to the GP Board the April 2017 Proposal)); and

•
a premium of approximately 5.0% to the 30-day VWAP for the period ended on March 31, 2017 (the trading day before the delivery of the April 2017 Proposal by the GP Board) (the Offer Price also represents a premium of approximately 4.5% to the 30-day VWAP for the period ended on April 3, 2017 (the trading day before the Offeror filed an amendment to its Schedule 13D with the SEC, announcing that it had delivered to the GP Board the April 2017 Proposal)).

•
Certainty of Value.   The Conflicts Committee considered that the consideration to be received by the Unaffiliated Unitholders in the Offer and the Buyout will consist entirely of cash, which provides liquidity and certainty of value to the Unaffiliated Unitholders. The Conflicts Committee believed this certainty of value was compelling compared to the long-term value creation potential of the Partnership’s business taking into account the risks of remaining publicly traded and pursing the Partnership’s current business and financial plans.

•
The Prospects of the Partnership; Risks Relating to Remaining a Publicly Traded Partnership.   The Conflicts Committee considered the Partnership’s prospects and risks if the Partnership were to remain a publicly traded partnership. The Conflicts Committee discussed the Partnership’s current business and financial plans, including the risks and uncertainties associated with achieving and executing upon the Partnership’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Units. Among the potential risks identified by the Conflicts Committee were:

•
high costs associated with being a relatively small publicly held entity with a limited public float, minimal equity research analyst coverage and low trading volume;

•
challenges in retaining or attracting customers on terms as favorable as under expiring storage contracts, which will negatively impact the Partnership’s performance going forward;

•
inability to find economically attractive expansion opportunities as a result of depressed oil prices, uncertain market conditions and stagnation in the oil industry;

•
flat distributions levels, which may be further reduced if operating cash flow decreases and the Partnership elects not to borrow under its credit facility;

•
decreased throughput activity at the Partnership’s terminals, resulting in reduced excess storage service fees;

•
the notification received by the Partnership from Apex that Apex elected to terminate its rights under the Terminaling Services Agreement, dated August 14, 2013, between Center Point Terminal Company, LLC and Apex, as amended (the “Services Agreement”), with respect to certain facilities, including Albany, Baltimore, Glenmont and Gates, which facilities’ revenues derived from the Services Agreement collectively were $14.3 million for the fiscal year ending December 31, 2016;

•
the termination notices received by the Partnership from material third-party customers that take effect during 2017 and, to date, the inability to recontract all of the cancelled storage capacity;

•
the notification received by the Partnership from Apex that reduced valuations of dropdown assets have made dropdowns less attractive to Apex and its affiliates for the foreseeable future and that Apex presently has no intention of pursuing dropdown transactions with the Partnership, due to current market conditions; and

•
general risks and market conditions that could reduce the market price of Units.

•
Value.   The Conflicts Committee believed that the Offer Price and Buyout Price of  $17.30 per Unit represents full and fair value for the Units, taking into account the Conflicts Committee’s familiarity with the Partnership’s business strategy, assets and prospects, and the relative certainty of the consideration in cash for the Offer and Buyout as compared to forecasted financial results.

•
Negotiations with Offeror and Terms of the Transaction Agreement.   The Conflicts Committee believed that the Offer Price and the Buyout Price of  $17.30 per Unit represented the highest value reasonably obtainable for the Units, based on the progress and outcome of its negotiations with the Offeror. The Conflicts Committee believed, based on these negotiations and discussions, that the Offer Price and the Buyout Price was the highest price per Unit that the Offeror was willing to pay and that the Transaction Agreement contained the most favorable terms to the Partnership to which the Offeror was willing to agree. Terms of the Transaction Agreement supporting the Conflicts Committee’s belief that the agreement was advisable and in the best interest of the Unaffiliated Unitholders include:

•
Conditions to Consummation of the Offer and Buyout; Likelihood of Closing—the fact that the Offeror’s obligations to purchase Units in the Offer and to close the Buyout are subject to a limited number of conditions, including the Minimum Tender Condition and the condition that the Formula Price may not exceed the Offer Price, and the Conflicts Committee’s belief that the transactions contemplated by the Transaction Agreement are reasonably likely to be consummated.

•
Definition of Material Adverse Effect—the definition of Material Adverse Effect contains several exceptions that may not be taken into account in determining whether there has been a material adverse effect to the Partnership, including changes in the market price or trading volume of the Units, any legal proceedings commenced by any current or former holders of Units related to the Transaction Agreement, any failure of the Partnership to meet any internal or external projections or estimates of revenues, earning or other financial or operating metrics, and any changes or conditions that generally affect the industry or the market in which the Partnership and its subsidiaries operate.

•
Change of Recommendation—that each of the GP Board, acting upon the recommendation of the Conflicts Committee, and the Conflicts Committee may change its recommendation that the Unaffiliated Unitholders accept the Offer and tender their Units in the Offer, if failing to change its recommendation would be materially adverse to the Unaffiliated Unitholders or would be a breach of the Conflicts Committee’s duties under the Partnership Agreement, provided that the GP Board and Conflicts Committee may not make such an adverse recommendation change unless the Partnership and the General Partner notifies the Offeror in writing at least two days before the adverse recommendation change of its intention to take such action (unless there are less than two days before the close of the Offer, then the Partnership and the General Partner must give as much notice as practicable). After delivering notice to Parent of the potential recommendation change, the Conflicts Committee must negotiate with Parent in good faith to make such adjustments in the terms and conditions of the Transaction Agreement as would obviate the basis for a change in its recommendation.

•
Extension of Offer Period—the fact that that the Offeror must extend the Offer for a period of not more than ten days (or any longer period as may be mutually agreed upon between the GP Board, upon the recommendation of the Conflicts Committee, and the Offeror) if at the initial scheduled expiration of the Offer any condition to the Offer has not been satisfied or waived (other than the Minimum Tender Condition set forth in the Transaction Agreement, which may not be waived by the Offeror) without the consent of the of the GP Board (acting upon the recommendation of the Conflicts Committee)) at the request of the Partnership, and the Offeror may, in its sole discretion, extend the Offer for successive extension periods of not more than ten days each (or any longer period as may be mutually agreed upon between the GP Board, upon the recommendation of the Conflicts Committee, and the Offeror) following the expiration date on which any condition to the Offer has not been satisfied or waived (other than the Minimum Tender Condition set forth in the Transaction Agreement, which may not be waived by the Offeror).

•
Distributions—the requirement that, if the Transaction Agreement is terminated prior to the Offer or the Buyout, the GP Board shall, subject to the availability of sufficient funds, cause the General Partner to declare, and the Partnership to pay, the regular quarterly cash distribution for the quarter ending June 30, 2017, at a quarterly distribution rate equal to $0.30 per Unit consistent with the Partnership’s past practices.

•
Enforcement Right—the Partnership’s ability to request the Delaware Court of Chancery to specifically enforce the terms of the Transaction Agreement.

•
No Financing Condition—the representation of the Offeror that it would have access to sufficient cash resources to pay the amounts required to be paid under the Transaction Agreement, and the fact that the Offer and the Buyout are not subject to a financing condition.

•
No Termination Fee—the fact that no termination fee is payable to the Offeror if the Transaction Agreement is terminated in accordance with its terms, including as a result of the Minimum Tender Condition not being satisfied or as a result of a change of recommendation by the GP Board or the Conflicts Committee.

•
Timing and Likelihood of Completion.   The Conflicts Committee considered the anticipated timing of the consummation of the Offer and the Buyout contemplated by the Transaction Agreement, including the structure of the transaction as a cash tender offer for all outstanding Units held by Unaffiliated Unitholders, with the anticipated result of allowing the Unaffiliated Unitholders to receive the Offer Price in a relatively short time frame, followed by the Buyout under Section 15.1(a) of the Partnership Agreement, which would not require additional unitholder approval and in which all Unaffiliated Unitholders will receive the same consideration received by those Unaffiliated Unitholders who tender their Units in the Offer. The Conflicts Committee considered that the potential for closing the transaction in a relatively short time frame could also reduce the amount of time during which the Partnership’s business would be subject to the potential uncertainty of closing and related disruption.

•
Opinion of Evercore Group LLC.   The Conflicts Committee considered the financial analysis and oral opinion of Evercore rendered to the Conflicts Committee on June 1, 2017, which was subsequently confirmed by delivery of a written opinion dated such date, to the effect that, as of such date and based upon and subject to the assumptions, qualifications, limitations, and other matters set forth therein, the $17.30 per Unit to be paid to the Unaffiliated Unitholders pursuant to the Offer and the Buyout was fair, from a financial point of view, to the Unaffiliated Unitholders, as more fully described below. See “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” of this Schedule 14D-9.

•
Procedural Safeguards.   The Conflicts Committee also considered a number of factors relating to procedural safeguards that it believes were and are present to ensure the fairness of the Offer and the Buyout. The Conflicts Committee believes the following factors support its determinations and recommendations and provide assurance of the procedural fairness of the Offer and the Buyout to the Unaffiliated Unitholders:

•
the fact that the Conflicts Committee is comprised of two directors who are independent of the General Partner and the Offeror and their affiliates, are not members of the management of the General Partner, and satisfy the requirements to serve on the Conflicts Committee under the Partnership Agreement;

•
the fact that, other than the receipt of committee fees which are not contingent upon the consummation of the Offer or the Buyout or a recommendation in favor of the Unaffiliated Unitholders accepting the Offer and tendering their Units in the Offer and customary D&O insurance provisions, none of the Conflicts Committee members has interests in the Offer or the Buyout different from, or in addition to, those of the Unaffiliated Unitholders;

•
the fact that the Conflicts Committee was authorized to, and did, propose the scope of its own authority, including the authority to review, evaluate and negotiate the terms and conditions of the Offer and the Buyout and determine whether the Offer and the Buyout, and the terms of the Transaction Agreement were in the best interest of the Unaffiliated Unitholders;

•
the fact that the GP Board resolved not to approve the Offer or the Buyout without a prior approval and affirmative recommendation of the Conflicts Committee;

•
the fact that the Conflicts Committee was advised by Potter Anderson as its independent legal counsel, Latham as outside legal counsel to the Partnership, and Evercore as the Conflicts Committee’s independent financial advisor;

•
the fact that the Conflicts Committee requested and received from Evercore a fairness opinion to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications, limitations, and other matters set forth therein, the $17.30 per

Unit to be paid to the Unaffiliated Unitholders pursuant to the Offer and the Buyout was fair, from a financial point of view, to the Unaffiliated Unitholders, as more fully described below. See “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” of this Schedule 14D-9; and
•
the fact that the Conflicts Committee and its advisors engaged in active negotiations with the Offeror and its advisors regarding the Offer Price and the Buyout Price, and the other terms of the Transaction Agreement.

The Conflicts Committee also considered a variety of uncertainties, risks and other potentially negative factors in its deliberations concerning the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement, including the following (which are not necessarily listed in order of relative importance):
•
No Unaffiliated Unitholder Participation in Future Growth or Earnings.   The nature of the Offer and the Buyout as a cash transaction means that the Unaffiliated Unitholders will not participate in future earnings or growth of the Partnership and will not benefit from any appreciation in value of the Partnership as a privately held entity.

•
Risk Associated with Failure to Close the Offer and Consummate the Buyout.   The possibility that the transactions contemplated by the Transaction Agreement, including the Offer and the Buyout, might not be consummated, and the fact that if the Offer or the Buyout are not consummated, (i) the Partnership will have incurred significant transaction costs, (ii) the Partnership’s continuing business relationships with business partners and employees may be adversely affected, (iii) the trading price of the Units could be adversely affected, and (iv) the market’s perceptions of the Partnership’s prospects could be adversely affected.

•
Absence of Certain Procedural Safeguards.   The Conflicts Committee also considered certain procedural safeguards that it believes were and are not present.

•
No Appraisal Rights—the Conflicts Committee considered that no appraisal rights are available to the Unaffiliated Unitholders in connection with the Offer, the Buyout or the other transactions contemplated by the Transaction Agreement.

•
No Auction Process—the Conflicts Committee was not authorized to, and did not, conduct an auction process or other solicitation of interest from third parties for a strategic transaction involving the Partnership. Since the Offeror has indicated that it is not interested in selling its Units, and given the Offeror’s control over the General Partner, it was unrealistic to expect to pursue an unsolicited third party proposal or offer for the Units or other interests of the Partnership.

•
No Majority of Minority Condition—although the Offer is subject to the Minimum Tender Condition (which cannot be waived by the Offeror without the consent of the GP Board (acting upon the recommendation of the Conflicts Committee), there is no condition that a majority of the Unaffiliated Unitholders tender their Units in the Offer.

•
Potential Conflicts of Interest—the fact that the General Partner’s executive officers and directors may have interests in the transaction that are difference from, or in addition to, those of the Unaffiliated Unitholders.

•
Potential that the Buyout will not be Consummated after Consummation of the Offer—if the Offer is consummated but the Buyout is not consummated, the number of Units that may otherwise be traded publicly and the number of Unaffiliated Unitholders will be reduced, each of which could affect the liquidity and market value of the remaining Units held by the Unaffiliated Unitholders. Also, assuming the Minimum Tender Condition has been satisfied in connection with the consummation of the Offer, the General Partner and its affiliates will continue to have the Buyout Right under the Partnership Agreement. However, because of the 90-day look-back in the pricing formula under Section 15.1(a) of the Partnership Agreement, if the General Partner or an affiliate exercised the Buyout Right in the 90 days following the consummation of the Offer, the buyout price could be no less than $17.30 per Unit.

•
Interim Restrictions on Business Pending the Completion of the Offer and the Buyout.   Restrictions on the conduct of the Partnership’s and the General Partner’s business due to pre-closing covenants in the Transaction Agreement whereby the Partnership and the General Partner agreed that they will carry on their respective businesses in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of the Offeror, which may have a material adverse effect on the Partnership’s or the General Partner’s ability to respond to changing market and business conditions in a timely manner or at all.

•
Effects of Transaction Announcement.   The effect of the public announcement of the Transaction Agreement, including effects on the Unit price during the pendency of the transactions contemplated by the Transaction Agreement.

•
Market Risks.   The Conflicts Committee’s belief that the public trading price of the Units may have been supported by the market’s perception that the Partnership would be able to maintain current distribution levels, be a party to future transactions with Apex and that Apex would continue to maintain its current rate of utilization of its committed storage pursuant to the Services Agreement.

•
Historical Market Price.   The Units have, in the past, traded at levels that exceed the Offer Price. In particular, the Units reached an all-time high closing price of  $23.20 per Unit on April 23, 2014. The trading price history suggests that certain of the Unaffiliated Unitholders may have acquired their Units at prices higher than the Offer Price and the Units’ current trading levels. However, the Conflicts Committee believe that historical trading prices of the Units may not be indicative of the current value of the Units in light of the Partnership’s current business operations and future prospects.

•
Timing Risks.   There is a risk that the Offer and the Buyout may not be completed in a timely manner or that the Offer or the Buyout may not be consummated as a result of the failure to satisfy the conditions contained in the Transaction Agreement.

•
Taxable Consideration.   The gains from the consideration to be received by the unitholders in the Offer and the Buyout generally will be taxable to the unitholders for U.S. federal income tax purposes.

•
Risk of Litigation.   The risk of litigation in connection with the execution of the Transaction Agreement, the completion of the Offer, and the consummation of the Buyout that may result in significant costs and diversion of management focus.

Neither the Conflicts Committee nor the General Partner considered the following factors in determining the fairness of the transaction to the Unaffiliated Unitholders:
•
Net Book Value:   Neither the Conflicts Committee nor the General Partner considered the net book value of the Partnership in determining the fairness of the transaction to the Unaffiliated Unitholders because master limited partnerships are not customarily valued on multiples of net book value or similar metrics.

•
Liquidation Value:   Neither the Conflicts Committee nor the General Partner considered the liquidation value of the Partnership in determining the fairness of the transaction to the Unaffiliated Unitholders because neither believed that the orderly sale of the Partnership’s assets for cash and the subsequent distribution of proceeds therefrom was a practical alternative to the Offer. In addition, the Partnership’s terminal value was estimated by Evercore for purposes of the discounted cash flow analysis, and such analysis was considered by the Conflicts Committee and the General Partner. Moreover, a liquidation of the Partnership is a decision that would require the consent of the General Partner, which is controlled by the Offeror, and the Offeror had indicated that it was not interested in any transaction involving the Partnership other than the going-private transaction proposed by the Offeror.

•
Prior Stock Purchases:   Neither the Conflicts Committee nor the General Partner considered the purchase prices paid in previous purchases of the Units because the Offeror did not purchase any Units during the past two years.

•
Firm Offers from Unaffiliated Third Parties:   Neither the Conflicts Committee nor the General Partner is aware of any firm offers by unaffiliated persons during the past two years for the merger or consolidation of the Partnership, the sale or other transfer of all or any substantial part of the assets of the Partnership, or a purchase of the Partnership’s securities that would enable the holder to exercise control of the Partnership.

With respect to going concern value, both the Conflicts Committee and the General Partner considered the discounted cash flow analysis prepared by Evercore, which both the Conflicts Committee and the General Partner believe is essentially a determination of the going concern value calculation for the Partnership.
The foregoing discussion is not intended to be exhaustive, but is intended to address the material information and principal factors considered by the Conflicts Committee in considering the Offer and the Buyout. In view of the number and variety of factors and the amount of information considered, the Conflicts Committee did not find it practicable to, and did not make specific assessments of, quantify, or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Conflicts Committee did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and the individual members of the Conflicts Committee may have given different weights to different factors. The Conflicts Committee made its recommendation based on the totality of information presented to, and the investigation conducted by, the Conflicts Committee.
(d)   Intent to Tender.   After reasonable inquiry and to the knowledge of the Partnership, all of the executive officers or directors of the General Partner, other than Paul A. Novelly, an affiliate of the Offeror, intends to tender or sell Units held of record or beneficially owned by them pursuant to the Offer.
Item 5.   Persons/Assets, Retained, Employed, Compensated or Used
Pursuant to an engagement letter dated April 3, 2017, the Conflicts Committee engaged Evercore to act as its financial advisor in connection with the Offer and the Buyout. As compensation for services rendered by Evercore, the engagement letter provides for a fee of  $1,750,000, payable upon the delivery of a fairness opinion (the “Opinion Fee”), and an initial fee of  $400,000, which became payable upon the execution of the engagement letter and is fully creditable against the Opinion Fee. In addition, the Partnership agreed to reimburse Evercore for its reasonable out-of-pocket expenses, including attorneys’ fees and disbursements, and to indemnify Evercore and related persons for certain liabilities and other items that may arise out of its engagement by the Conflicts Committee and the rendering of its opinion.
Opinion of the Financial Advisor to the Conflicts Committee
The Conflicts Committee retained Evercore as its financial advisor with respect to (i) the provision of financial advisory services and (ii) the delivery of an opinion to the Conflicts Committee as to the fairness, from a financial point of view, to the Unaffiliated Unitholders of the Offer Price and the Buyout Price (which shall be equal to the Offer Price) as of the date of such opinion. At the request of the Conflicts Committee, at a meeting of the Conflicts Committee held on June 1, 2017, Evercore rendered its oral opinion to the Conflicts Committee that, as of June 1, 2017, based upon and subject to the assumptions, procedures, qualifications, limitations and other matters considered by Evercore in connection with the preparation of its opinion, the Offer Price and the Buyout Price are fair, from a financial point of view, to the Unaffiliated Unitholders. Evercore subsequently confirmed its oral opinion in writing (the “Written Opinion”) on the same date.
Evercore’s opinion speaks only as of the date it was delivered and not as of the date the Offer or the Buyout will be completed or any other date. Evercore’s opinion does not reflect changes that may occur or may have occurred after June 1, 2017, which could alter the facts and circumstances on which Evercore’s opinion was based. It is understood that subsequent events may affect Evercore’s opinion, but Evercore does not have any obligation to update, revise or reaffirm its opinion.
Evercore’s opinion was directed to the Conflicts Committee (in its capacity as such), and only addressed the fairness from a financial point of view, as of the date of the opinion, to the Unaffiliated Unitholders of the Offer Price and the Buyout Price provided for pursuant to the Transaction Agreement.

Evercore’s opinion did not address any other term or aspect of the Transaction Agreement or the Offer, the Buyout or any related transactions. The full text of the Written Opinion which describes the assumptions made, procedures followed, qualifications and limitations of the review undertaken, and other matters considered by Evercore in rendering its opinion, is attached as Exhibit (c) to this Schedule 14D-9. The summary of Evercore’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the Written Opinion. However, neither the Written Opinion nor the summary of such opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and they do not constitute, a recommendation as to how unitholders of the Partnership or any other person should act or vote with respect to any matter relating to the Offer, the Buyout or any related transactions or any other matter.
Evercore’s opinion to the Conflicts Committee was among several factors taken into consideration by the Conflicts Committee in making its recommendation to the GP Board regarding the Offer, the Buyout and related transactions and the Transaction Agreement.
In connection with rendering its opinion and performing its related financial analyses, Evercore, among other things:
(i)
Reviewed the offer letters dated April 3, 2017 and May 19, 2017 delivered to the Partnership by the Offeror;

(ii)
Reviewed certain publicly-available historical business and financial information relating to the Partnership that Evercore deemed relevant, including the Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, the Annual Report on Form 10-K for the year ended December 31, 2016 and certain Current Reports on Form 8-K, in each case as filed with or furnished to the SEC by the Partnership;

(iii)
Reviewed Amendment No. 2 to Schedule 13D dated April 3, 2017 and Amendment No. 3 to Schedule 13D dated May 19, 2017 relating to the Units filed with the SEC by the Offeror and the other reporting persons named therein;

(iv)
Reviewed certain non-public historical and projected financial and operating data relating to the Partnership, as prepared and furnished to Evercore by management of the Partnership;

(v)
Reviewed certain sensitivity cases with respect to the projected financial and operating data and assumptions relating to the Partnership that Evercore deemed relevant;

(vi)
Discussed past and current operations and projected financial and operating data relating to the Partnership with management of the Partnership, including management’s views on the risks and uncertainties of achieving such projections;

(vii)
Reviewed the reported prices and the historical trading activity of the Units;

(viii)
Reviewed certain publicly available research analyst estimates for the Partnership’s future financial performance on a standalone basis;

(ix)
Performed discounted cash flow analyses based on forecasts and other data provided by management of the Partnership;

(x)
Performed discounted distribution analyses based on forecasts and other data provided by management of the Partnership

(xi)
Reviewed the financial metrics of certain historical transactions that Evercore deemed relevant and compared such financial metrics to those implied by the Offer and the Buyout;

(xii)
Compared the projected financial performance of the Partnership and its stock market trading multiples with those of certain publicly-traded entities that Evercore deemed relevant;

(xiii)
Reviewed the premiums paid in certain historical transactions that Evercore deemed relevant and compared such premiums to those implied by the Offer and the Buyout;

(xiv)
Reviewed a letter, dated May 25, 2017, from Apex to a subsidiary of the Partnership providing notice of its intent to terminate contracted volumes at certain of the Partnership’s terminals (the “Termination Notice”);

(xv)
Reviewed the draft Transaction Agreement dated May 31, 2017; and

(xvi)
Performed such other analyses and examinations, reviewed such other information and considered such other factors that Evercore deemed appropriate for the purposes of providing the opinion contained therein.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the projected financial and operating data relating to the Partnership referred to above, Evercore has assumed that such data have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Partnership as to the future financial performance of the Partnership under the alternative business assumptions reflected therein. Evercore has also assumed that Apex presently has no intention of pursuing future dropdown transactions involving the Partnership based upon statements in the Partnership’s Current Report on Form 8-K filed with the SEC on May 9, 2017, and that Apex will terminate contracted volumes at certain of the Partnership’s terminals based upon the Termination Notice. Evercore expressed no view as to any projected financial or operating data relating to the Partnership or any judgments, estimates or assumptions on which such data are based. Evercore relied, at the Conflicts Committee’s direction, without independent verification, upon the assessments of the management of the Partnership as to the future financial and operating performance of the Partnership.
For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the Transaction Agreement will be executed and delivered (in the draft form reviewed by Evercore), that the representations and warranties of each party contained in the Transaction Agreement (in the draft form reviewed by Evercore) are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Transaction Agreement and that all conditions to the consummation of the Offer, the Buyout and related transactions will be satisfied without material waiver or modification thereof. Evercore has further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Offer, the Buyout and related transactions will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Partnership or the consummation of the Offer, the Buyout and related transactions or materially reduce the benefits of the Offer, the Buyout and related transactions to the Unaffiliated Unitholders. Evercore has assumed that the final versions of all documents reviewed by Evercore in draft form will conform in all material respects to the drafts reviewed by Evercore.
Evercore did not make nor assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Partnership, nor has Evercore been furnished with any such appraisals, nor did Evercore evaluate the solvency or fair value of the Partnership under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion is necessarily based upon information made available to it as of the date of its opinion and financial, economic, monetary, market, regulatory and other conditions and circumstances as they existed and as could be evaluated as of such date. It is understood that subsequent developments may affect Evercore’s opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.
Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness of the Offer Price and the Buyout Price from a financial point of view, as of June 1, 2017, to the Unaffiliated Unitholders. Evercore did not express any view on, and its opinion does not address, the fairness of the Offer Price or the Buyout Price to, or any consideration received in connection with the Offer, the Buyout or related transactions by, any other person or persons or the holders of any other securities, creditors or other constituencies of the Partnership, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Partnership, or any class of such persons, whether relative to the Offer Price or the Buyout Price or otherwise. Evercore assumed that any modification to the structure of the Offer, the Buyout and related transactions will not vary in any respect material to its analysis. Evercore’s opinion does not address the relative merits of the Offer, the Buyout and related transactions as compared to other business or financial strategies that might be available to the Partnership, nor does it address the underlying business decision of the Partnership to engage in the Offer, the Buyout and related transactions. In arriving at its opinion, Evercore was not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Partnership or any business combination or other extraordinary transaction involving the Partnership. Evercore’s opinion does not constitute a recommendation to the Conflicts Committee or to any other persons in respect of the Offer, the Buyout or related transactions, including as to how any Unaffiliated Unitholders of the Partnership should vote or act in respect of the Offer, the Buyout or related transactions. Evercore expressed no opinion as to the price at which the Units will trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and Evercore assumed the accuracy and completeness of assessments by the Partnership and the Partnership’s advisors with respect to legal, regulatory, accounting and tax matters.
The following is a summary of the material financial analyses performed by Evercore in connection with the preparation of its opinion and reviewed with the Conflicts Committee on June 1, 2017. Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of MLP common units and the equity securities of the selected companies listed below as of May 31, 2017, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the value of the equity consideration and other public information available at the time of the relevant transaction’s announcement. The analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed, the tables must be considered together with the textual summary of the analyses.
No company or transaction used in the analyses of companies or transactions summarized below is identical or directly comparable to the Partnership or the Offer, the Buyout and related transactions. As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful, and these analyses must take into account differences in the financial and operating characteristics of the selected publicly traded companies and differences in the structure and timing of the selected transactions and other factors that would affect the public trading value and acquisition value of the companies considered.
Projections of the Partnership
See “Special Factors—Section 7—Certain Projected Financial Data” in the Offer to Purchase related to the Offer for a description of certain non-public historical and projected financial and operating data and assumptions, relating to Partnership, prepared and furnished to Evercore by management of the Partnership.
Analysis of the Partnership
Evercore performed a series of analyses to derive an indicative valuation range for the Partnership’s Units. Evercore performed its analyses utilizing the Updated Management Case included in the April 20 Management Projections. Evercore also performed its analyses utilizing the forecasts prepared by the Partnership’s management based on the Upside Case and the Downside Case.
Discounted Cash Flow Analysis
Evercore performed a discounted cash flow analysis of the Partnership by valuing the cash flows to be received by the Partnership based on (i) the Updated Management Case, (ii) the Upside Case and (iii) the Downside Case. Evercore calculated the per unit value range for the Partnership’s Units by utilizing a range of discount rates with a mid-point equal to the Partnership’s weighted average cost of capital (“WACC”), as estimated by Evercore based on the Capital Asset Pricing Model (“CAPM”), and terminal values based on a range of estimated EBITDA exit multiples as well as perpetuity growth rates. Evercore assumed a range of discount rates of 8.5% to 9.5%, a range of EBITDA exit multiples of 9.5x to 10.5x and a range of perpetuity growth rates of 1.5% to 2.5%.

Evercore determined an implied equity value per unit range based on the range of estimated EBITDA multiple sensitivity of  (i) $15.89 per unit to $17.81 per unit utilizing the Updated Management Case, (ii) $16.79 per unit to $18.82 per unit utilizing the Upside Case and (iii) $13.32 per unit to $14.95 per unit utilizing the Downside Case.
Evercore determined an implied equity value per unit range based on the range of perpetuity growth rates sensitivity of  (i) $12.92 per unit to $17.04 per unit utilizing the Updated Management Case, (ii) $13.73 per unit to $18.09 per unit utilizing the Upside Case and (iii) $10.62 per unit to $14.04 per unit utilizing the Downside Case.
Discounted Distribution Analysis
Evercore performed a discounted distribution analysis of the Partnership’s Units based on the present value of the future cash distributions to the Partnership’s common unitholders based on (i) the Updated Management Case, (ii) the Upside Case and (iii) the Downside Case. Evercore assumed (i) a terminal yield range of 7.0% to 8.5% based on trading of the Partnership’s Units over the 52 weeks, (ii) a cost of equity of 11.0% to 12.0% based on CAPM and (iii) a cost of equity of 13.0% to 14.0% based on total expected market return for the Partnership’s peers.
Evercore determined an implied equity value per unit range using the cost of equity based on CAPM of  (i) $14.79 per unit to $17.71 per unit utilizing the Updated Management Case, (ii) $15.58 per unit to $18.67 per unit utilizing the Upside Case and (iii) $13.24 per unit to $15.84 per unit utilizing the Downside Case.
Evercore determined an implied equity value per unit range using the cost of equity based on expected market total return of  (i) $14.21 per unit to $17.00 per unit utilizing the Updated Management Case, (ii) $14.97 per unit to $17.92 per unit utilizing the Upside Case and (iii) $12.73 per unit to $15.21 per unit utilizing the Downside Case.
Precedent M&A Transaction Analysis
Evercore reviewed selected publicly available information for historical transactions involving terminalling assets or businesses that Evercore deemed to have certain characteristics that are similar to those of the Partnership, although Evercore noted that none of the selected transactions or the selected companies or partnerships that participated in, or assets involved in, the selected transactions were directly comparable to the Partnership:
Date Announced	Acquiror / Target (Seller)
4/17/17	PBF Logistics LP / Acquisition of Toledo, Ohio refined products terminal assets (Sunoco Logistics LP)
3/16/17	Sprague Operating Resources LLC; Sprague Resources LP / Acquisition of Lawrence and Inwood, NY refined products terminals (Carbo Industries, Inc. and Carbo Realty, L.L.C.)
2/15/17	Martin Midstream Partners L.P. / Acquisition of the Hondo, Texas asphalt terminal facility (Martin Resource Management Corporation)
2/1/17	Sprague Resources LP / Acquisition of L.E. Belcher, Inc.’s refined product terminal assets in Springfield, MA
1/25/17	Sprague Operating Resources LLC; Sprague Resources LP / Acquisition of Capital Properties’ storage terminal and Wilkesbarre Pier in East Providence, RI
1/3/17	Tallgrass Energy Partners, LP / Acquisition of Tallgrass Terminals, LLC and Tallgrass NatGas Operator, LLC
11/21/16	Tesoro Logistics L.P. / Acquisition of Northern California terminalling and storage assets from Tesoro Corporation
10/24/16	Buckeye Partners LP / Acquisition of 50% equity interest in VTTI B.V. (VTTI MLP Partners B.V.)

Date Announced	Acquiror / Target (Seller)
10/21/16	NuStar Energy L.P. / Acquisition of Martin Midstream’s crude oil and refined product storage terminal in the Port of Corpus Christi, TX
10/11/16	Phillips 66 Partners / 30 crude, refined products and natural gas liquids logistics assets (Phillips 66)
10/4/16	NGL Energy Partners, LP / Gulf coast crude oil and condensate marine terminal project and related assets (Pelorus Terminal: Point Comfort, LLC)
9/7/16	Western Refining Logistics / Certain terminalling, storage and other logistics assets (Western Refining Inc. / St. Paul Park Refining Co.)
8/22/16	Valero Energy Partners / Meraux and Three Rivers Terminal services business (Valero Energy Corp.)
8/8/16	VTTI Energy Partners LP / Additional 8.4% equity interest in VTTI MLP B.V. and associated pro-rata net debt (VTTI MLP Partners B.V.)
7/1/16	Tesoro Logistics LP / Alaska crude oil, feedstock and refined product storage tanks and refined product terminals (Tesoro Corporation)
3/28/16	Valero Energy Partners LP / McKee Terminal Services Business (Valero Energy Corporation)
2/17/16	Phillips 66 Partners LP / 25% Controlling Interest in Phillips 66 Sweeny Frac LLC (Phillips 66)
2/8/16	Lincoln Terminal Co. / Refined products terminal located in Charlotte, North Carolina with approximately 130,000 barrels of storage capacity (Eco-Energy, Inc.)
2/2/16	Blueknight Energy Partners, L.P. / Two asphalt terminals located in Wilmington, North Carolina and Dumfries, Virginia with approximately 330,000 barrels and approximately 555,000 barrels of asphalt and light fuel oil storage, respectively (Axeon Specialty Products)
2/2/16	PBF Logistics LP / Four refined products terminals located near Philadelphia, Pennsylvania (Plains All American Pipeline, L.P.)
1/15/16	Epic Midstream LLC / Asphalt terminal located in Savannah, Georgia with approximately 1.1 million barrels of storage (Axeon Specialty Products LLC)
12/31/15	Arc Logistics Partners LP / Four refined products terminals located in Altoona, Mechanicsburg, Dupont and South Williamsport, Pennsylvania (Gulf Oil, LP)
12/30/15	ArcLight Capital Partners, LLC / Gulf Oil Limited Partnership including 12 refined products terminals located in the northeastern U.S. (Cumberland Farms, Inc.)
10/20/15	Kinder Morgan, Inc. / 75.0% interest in 14 refined products terminals throughout the U.S. and 100.0% of a refined products terminal in Des Plaines, Illinois (BP Products North America Inc.)
10/14/15	USD Partners LP / 0.9 million barrel crude-by-rail terminal located in Casper, Wyoming (Casper Crude to Rail Holdings, LLC / Stonepeak Infrastructure Partners)
9/23/15	Valero Energy Partners LP / 10.1 million barrels of crude oil and refined products storage at Corpus Christi, Texas refinery (Valero Energy Corporation)
7/14/15	Arc Logistics Partners LP / Pawnee Crude Terminal and development assets (United Energy Trading, LLC / Hawkeye Midstream, LLC)
7/1/15	VTTI Energy Partners LP / 6.6% interest in VTTI MLP B.V. (VTTI MLP Partners B.V.)
6/8/15	Gravity Midstream, LLC / 44-acre crude oil logistics terminal located on the Corpus Christi Ship Channel (Trigeant, Ltd.)
5/5/15	Magellan Midstream Partners LP / Atlanta-based petroleum products distribution terminal (Perimeter Terminal LLC)
3/31/15	Delek Logistic Partners, LP / El Dorado Rail Offloading Facility and Tyler Crude Oil Storage Tank (Delek US Holdings, Inc.)

Date Announced	Acquiror / Target (Seller)
2/27/15	Valero Energy Partners LP / 3.6 million barrels of crude oil and refined products storage at Houston, Texas refinery and 10.0 million barrels of crude oil and refined products at St. Charles, Louisiana (Valero Energy Corporation)
1/20/15	Global Partners LP / Boston Harbor Terminal (Global Petroleum Corp.)
1/9/15	NuStar Energy L.P. / Refined products terminal in Linden, NJ (Linden Holding Corp.)
Evercore reviewed the historical EBITDA multiples paid in the selected transactions and derived a range of market value of equity, plus debt and preferred units, less cash (“Enterprise Value”) to EBITDA of 8.0x to 9.0x. Evercore applied the range of selected multiples to estimated 2017 EBITDA adjusted to exclude one-time transaction costs. Evercore determined an implied equity value per unit range by utilizing (i) the Updated Management Case of  $13.89 per unit to $15.60 per unit, (ii) the Upside Case of  $14.40 per unit to $16.17 per unit and (iii) the Downside Case of  $13.19 per unit to $14.82 per unit.
In performing the precedent M&A transaction analysis, Evercore applied its selection criteria consistently and did not deliberately exclude any company or transaction from the samples.
Peer Group Trading Analysis
Evercore performed a peer group trading analysis of the Partnership by reviewing and comparing the market enterprise values and trading multiples of the following 20 publicly traded partnerships that Evercore deemed to have certain characteristics that are similar to those of the Partnership:
•
Arc Logistics Partners, LP

•
Blueknight Energy Partners, L.P.

•
Buckeye Partners, L.P.

•
Delek Logistics Partners, LP

•
Genesis Energy, L.P.

•
Global Partners LP

•
Holly Energy Partners, L.P.

•
Magellan Midstream Partners, L.P.

•
MPLX LP

•
NuStar Energy LP

•
PBF Logistics LP

•
Phillips 66 Partners LP

•
Plains All American Pipeline, L.P.

•
Shell Midstream Partners, L.P.

•
Sprague Resources LP

•
Sunoco LP

•
Tesoro Logistics LP

•
TransMontaigne Partners L.P.

•
Valero Energy Partners LP

•
Western Refining Logistics, LP

Although the peer group was compared to the Partnership for purposes of this analysis, no partnership or company used in the peer group analysis is identical or directly comparable to the Partnership. In order to calculate peer group trading multiples, Evercore relied on publicly available information filed with the SEC and other regulatory agencies and on equity research analyst estimates.
For each of the peer group partnerships, Evercore calculated the following trading multiples:
•
Enterprise Value/2017 Adjusted EBITDA, which is defined as Enterprise Value, divided by estimated EBITDA adjusted to exclude one-time transaction costs for the calendar year 2017; and

•
Enterprise Value/2018 Adjusted EBITDA, which is defined as Enterprise Value divided by estimated EBITDA for the calendar year 2018.

The mean and median trading multiples are set forth below. The table also includes relevant multiple ranges selected by Evercore based on the resulting range of multiples and certain other considerations related to the specific characteristics of the Partnership noted by Evercore.
Benchmark	Mean	Median
Enterprise Value/2017 EBITDA	11.1x	10.8x
Enterprise Value/2018 EBITDA	9.8x	9.4x
Benchmark	Reference Range
Enterprise Value/2017 EBITDA	9.5x–11.0x
Enterprise Value/2018 EBITDA	9.0x–10.0x
Utilizing the multiples illustrated above, Evercore determined an implied equity value per unit range of (i) $15.64 per unit to $19.03 per unit using the Updated Management Case, (ii) $16.48 per unit to $19.72 per unit using the Upside Case and (iii) $13.26 per unit to $18.09 per unit using the Downside Case.
In performing the peer group trading analysis, Evercore applied its selection criteria consistently and did not deliberately exclude any company or transaction from the samples.
Premiums Paid Analysis
Evercore also reviewed selected publicly available information for historical premiums paid in (i) MLP merger transactions generally, and (ii) MLP buy-in transactions specifically. Evercore considered that historically, MLP merger and buy-in premiums have varied widely based on specific considerations with respect to each transaction, with a range for MLP buy-in transactions of  (8.6%) to 27.9% premium to the one-day trailing price and a median premium for MLP buy-in transactions of  (i) 15.2% to the one-day trailing price, (ii) 14.4% to the five-day trailing price and (iii) 13.1% to the 30-day trailing price, and a range for all MLP merger transactions of  (8.6%) to 31.6% premium to the one-day trailing price and a median premium for all MLP merger transactions of  (i) 15.0% to the one-day trailing price, (ii) 13.8% to the five-day trailing price and (iii) 12.7% to the 30-day trailing price. Evercore noted that none of the selected transactions or the selected MLPs or companies that participated in the selected transactions was directly comparable to the Offer, the Buyout and related transactions or the Partnership.

The selected transactions and resulting minimum, maximum, mean and median data were as follows:
Date Announced	Acquiror(s) / Target
18-May-17	Energy Transfer Partners, L.P. / PennTex Midstream Partners, LP*
3-Mar-17	VTTI B.V. / VTTI Energy Partners LP*
1-Feb-17	ONEOK, Inc. / ONEOK Partners, L.P.*
26-Jan-17	Enbridge Energy Co, Inc. / Midcoast Energy Partners, L.P.*
24-Oct-16	American Midstream Partners, LP / JP Energy Partners LP
26-Sep-16	TransCanada Corporation / Columbia Pipeline Partners LP*
1-Aug-16	Transocean Ltd. / Transocean Partners LLC*
31-May-16	SemGroup Corporation / Rose Rock Midstream, L.P.*
3-Nov-15	Targa Resources Corp. / Targa Resources Partners LP*
26-Oct-15	Western Refining, Inc. / Northern Tier Energy LP*
13-Jul-15	MPLX LP / MarkWest Energy Partners, L.P.
13-May-15	The Williams Companies, Inc. / Williams Partners L.P.*
6-May-15	Crestwood Equity Partners LP / Crestwood Midstream Partners LP*
26-Jan-15	Energy Transfer Partners, L.P. / Regency Energy Partners LP
27-Oct-14	Access Midstream Partners LP / Williams Partners L.P.
13-Oct-14	Targa Resource Partners LP / Atlas Pipeline Partners, L.P.
1-Oct-14	Enterprise Products Partners L.P. / Oiltanking Partners L.P.
10-Aug-14	Kinder Morgan, Inc. / Kinder Morgan Energy Partners, L.P.*
10-Aug-14	Kinder Morgan, Inc. / El Paso Pipeline Partners, L.P.*
10-Oct-13	Regency Energy Partners LP / PVR Partners, L.P.
27-Aug-13	Plains All American Pipeline, L.P. / PAA Natural Gas Storage LP*
7-May-13	Pioneer Natural Resources Company / Pioneer Southwest Energy Partners L.P.*
6-May-13	Inergy Midstream, L.P. / Crestwood Midstream Partners LP
29-Jan-13	Kinder Morgan Energy Partners, L.P. / Copano Energy, L.L.C.
23-Feb-11	Enterprise Products Partners L.P. / Duncan Energy Partners L.P.*

*
MLP Buy-in Transactions

MLP Buy-Ins
Median	15.2%	14.4%	13.1%
Mean	13.8%	14.5%	17.0%
Max	27.9%	27.7%	52.4%
Min	(8.6%)	(1.8%)	1.0%
All Transactions
Median	15.0%	13.8%	12.7%
Mean	14.4%	14.6%	16.4%
Max	31.6%	35.8%	52.4%
Min	(8.6%)	(1.8%)	1.0%
Based on the relevant median premiums, Evercore calculated implied equity value per unit ranges of: (i) $ 18.50 to $18.97 for MLP buy-in transactions and (ii) $18.40 to $18.90 for all MLP merger transactions.

In its updated June 1, 2017 presentation to the Conflicts Committee described below, Evercore calculated implied equity value per unit ranges of: (i) $18.53 to $18.97 for MLP buy-in transactions and (ii) $18.43 to $18.90 for all MLP merger transactions.
In performing the premiums paid analysis, Evercore applied its selection criteria consistently and did not deliberately exclude any company or transaction from the samples.
Other Presentations by Evercore
In addition to the presentation made to the Conflicts Committee on June 1, 2017, the date on which Evercore delivered its opinion, as described above, Evercore made other written and oral presentations to the Conflicts Committee on April 18, 2017, on May 17, 2017 and on May 21, 2017, which are referred to as the preliminary Evercore presentations, and an updated June 1, 2017 presentation to the Conflicts Committee. Evercore updated its June 1, 2017 presentation during the evening of June 1, 2017 to correct the date of the unaffected closing unit price from March 31, 2017 ($16.27) to April 3, 2017 ($16.35), which caused the one day premium to the unaffected price to change from 6.3% to 5.8%. Such revision did not have a material effect on the valuation of the proposed transaction or any of the conclusions reached by Evercore. Copies of the preliminary Evercore presentations have been attached as exhibits to the Schedule 13E-3 related to the Offer. These written presentations and the Written Opinion will be available for any interested unitholder of the Partnership to inspect and copy at the Partnership’s executive offices during regular business hours.
None of these other written and oral presentations by Evercore, alone or together, constitutes an opinion of Evercore with respect to the Offer Price or the Buyout Price. The information contained in the written and oral presentations made to the Conflicts Committee on April 18, 2017, on May 17, 2017, and on May 21, 2017, is substantially similar to the information provided in Evercore’s written presentation to the Conflicts Committee on June 1, 2017, as described above.
Each of the analyses performed in these preliminary Evercore presentations was subject to further updating and subject to the final analyses presented to the Conflicts Committee on June 1, 2017 by Evercore. Each of these analyses was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Evercore as of, the dates on which Evercore performed such analyses. Accordingly, the results of the financial analyses may have differed due to changes in those conditions and other information, and not all of the written and oral presentations contained all of the financial analyses included in the June 1, 2017 presentation.
General
Evercore and its affiliates engage in a wide range of activities for their own accounts and the accounts of customers. In connection with these businesses or otherwise, Evercore and its affiliates and/or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products relating to the Partnership and its affiliates.
Evercore and its affiliates also engage in securities trading and brokerage, private equity and investment management activities, equity research and other financial services, and in the ordinary course of these activities, Evercore and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Partnership and (ii) any currency or commodity that may be involved in the Offer, the Buyout and related transactions and the other matters contemplated by the Offer and the Buyout.
Evercore and its affiliates and certain of its employees, including members of the team performing services in connection with the Offer, the Buyout and related transactions, as well as certain private equity or other investment funds associated or affiliated with Evercore in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including the Partnership, other actual or potential transaction participants and their respective affiliates.

The Conflicts Committee selected Evercore to provide financial advice in connection with its evaluation of the Offer, the Buyout and related transactions because of, among other reasons, Evercore’s experience, reputation and familiarity with the midstream sector of the energy industry and because its investment banking professionals have substantial experience in transactions similar to the Offer, the Buyout and related transactions.
Copies of written materials provided to the Conflicts Committee by Evercore have been filed as exhibits to the Schedule 13E-3 related to the Offer.
The description set forth above constitutes a summary of the analyses employed and factors considered by Evercore in rendering its opinion to the Conflicts Committee. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description.
During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and the Offeror, the Partnership or their respective affiliates pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. Evercore and its affiliates may provide financial or other services to the Partnership or the Offeror or any of their respective affiliates in the future and in connection with any such services Evercore may receive compensation.
The Conflicts Committee engaged Evercore to act as its financial advisor based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes. Evercore has consented to the use of the Written Opinion in this Schedule 14D-9.
Both the Partnership and the General Partner expressly adopt the analysis and discussions of both the Conflicts Committee and Evercore with respect to all of the factors considered by them in making their fairness determination.
Solicitations or Recommendations to the Partnership’s Unitholders
Neither the Partnership nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the Partnership’s unitholders on its behalf with respect to the Offer.
Other
The information set forth in Item 4. “The Solicitation or Recommendation” is incorporated herein by reference.
Item 6.   Interest in Securities of the Subject Company
No transactions in the Units have been effected during the last 60 days by the Partnership or, to the knowledge of the Partnership, by any executive officer or director of the General Partner, or by any affiliate or subsidiary of the Partnership.
Item 7.   Purposes of the Transaction and Plans or Proposals
(a)   Except as set forth in this Schedule 14D-9, the Partnership is not undertaking and is not engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of any securities of the Partnership, any subsidiary of the Partnership or any other person.
(b)   Except as set forth in this Schedule 14D-9, the Partnership is not undertaking and is not engaged in any negotiations in response to the Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership; (ii) any purchase, sale or transfer of a material amount of assets of the Partnership or any subsidiary of the Partnership; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

(c)   Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.
Item 8.   Additional Information
Notice of Appraisal Rights
No appraisal rights are available in connection with the Offer.
Legal Proceedings
As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Transactions, including the Offer and the Buyout.
U.S. Antitrust
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder (together, the “HSR Act”) by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Offeror does not believe that its purchase of Units in the Offer or the Buyout is subject to such requirements because it currently owns Units representing more than 50% of the Partnership’s outstanding voting securities, which means that the Offeror is in “control” of the Partnership for purposes of these requirements. Although the Offeror does not believe that this transaction is subject to antitrust approval under the HSR Act, the Antitrust Division and the FTC may scrutinize the legality under the antitrust laws of transactions such as the acquisition of Units by the Offeror pursuant to the Offer and the Buyout. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as they deem necessary or desirable in the public interest, including seeking to enjoin the purchase of Units by the Offeror pursuant to the Offer or the Buyout or seeking divestiture of the Units so acquired or divestiture of substantial assets of the Offeror or the Partnership. Private parties (including individual states) may also bring legal actions under the antitrust laws of the United States. The Offeror does not believe its purchases of Units pursuant to the Offer or the Buyout will result in a violation of any antitrust laws of the United States. However, there can be no assurance that a challenge to the Offer or the Buyout on antitrust grounds will not be made, or if such a challenge is made, what the result will be.
State Takeover Statutes
Pursuant to the Transaction Agreement, the Partnership, the General Partner and the GP Board are required to use reasonable best efforts to (a) take all action necessary to ensure that no takeover statute is or becomes applicable to any of the transactions contemplated in the Transaction Agreement and (b) if any takeover statute becomes applicable to any of the transactions contemplated hereby, take all action necessary to ensure that such transaction may be consummated as promptly as practicable on the terms contemplated in the Transaction Agreement and otherwise minimize the effect of such law on the transaction.
Annual and Quarterly Reports
For additional information regarding the business and the financial results and condition of the Partnership, please see the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2016 and other Partnership filings made with the SEC.
Cautionary Note Regarding Forward-Looking Statements
Some of the information in this Schedule 14D-9 may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,”

“potential” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under “Risk Factors” in Item 1A of our 2016 Form 10-K and those set forth from time to time in our filings with the SEC, which are available through our website at www.worldpointlp.com and through the SEC’s website at www.sec.gov. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. All forward-looking statements, expressed or implied, included in this Schedule 14D-9 are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this Schedule 14D-9.
Item 9.   Exhibits
The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.
[Signature Page Follows]

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
WORLD POINT TERMINALS, LP
	By:	WPT GP, LLC, its general partner
Date: June 21, 2017	/s/ Jonathan Q. Affleck
	Name:	Jonathan Q. Affleck
	Title:	Vice President and Chief Financial Officer

Exhibit Index
Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated June 2, 2017 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of the Offeror, filed with the SEC on June 2, 2017).
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).
(a)(1)(vi)	Form of Summary Advertisement, to be published on June 5, 2017, in The New York Times (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).
(a)(1)(vii)	Press Release dated June 2, 2017 (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed on June 2, 2017).
(a)(1)(viii)	Opinion of Evercore Group L.L.C., dated June 1, 2017 (incorporated by reference to Annex A attached to this Schedule 14D-9).
(e)(1)	The information contained under the headings “Business—Our Relationship with Our Sponsors,” “Executive Compensation” and “Certain Relationships and Related Party Transactions, and Director Independence” in the Partnership’s Annual Report on Form 10-K filed on March 14, 2017 is incorporated herein by reference.
(e)(2)	Transaction Agreement, dated as of June 1, 2017, by and among the Offeror, WPT GP, LLC, and the Partnership (incorporated by reference to Exhibit (d)(1) to the Schedule TO).

Annex A
June 1, 2017
The Conflicts Committee of the Board of Directors of
WPT GP, LLC, the general partner of
World Point Terminals, LP
8235 Forsyth Blvd., Suite 400
Clayton, MO 63105
Members of the Conflicts Committee of the Board of Directors:
We understand that World Point Terminals, LP, a Delaware limited partnership (the “Partnership”), proposes to enter into a Transaction Agreement, dated as of the date hereof  (the “Transaction Agreement”), among the Partnership, WPT GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), and World Point Terminals, Inc., a Delaware corporation (“WPT, Inc.”), providing for a two-step transaction (the “Transactions”) pursuant to which (a) WPT, Inc. will commence the Offer to purchase all of the issued and outstanding common units of the Partnership (the “Common Units”) not already owned by WPT, Inc. or its Affiliates at a price per Common Unit of  $17.30, net to the seller in cash, without interest thereon (the “Offer Price”) and (b) following the consummation of the Offer, (i) the General Partner will assign and transfer to WPT, Inc. the Buyout Right, in its entirety, in accordance with Section 15.1(a) of the Partnership Agreement and (ii) WPT, Inc. will exercise the Buyout Right to purchase all remaining Common Units not tendered pursuant to the Offer that are held by Persons other than the General Partner and its Affiliates at a price per Common Unit equal to the Offer Price (together with the Offer Price, the “Consideration”), in accordance with Section 15.1(a) of the Partnership Agreement, all upon the terms and subject to the conditions set forth in the Transaction Agreement. The terms and conditions of the Transactions are more fully set forth in the Transaction Agreement and capitalized terms used herein and not defined shall have the meaning ascribed thereto in the Transaction Agreement.
The Conflicts Committee of the Board of Directors of the General Partner (the “Conflicts Committee”) has asked us whether, in our opinion, as of the date hereof, the Consideration is fair, from a financial point of view, to the Unaffiliated Unitholders. For purposes of this opinion, the term “Unaffiliated Unitholders” means the holders of outstanding Common Units, other than WPT, Inc., the General Partner or any of their respective Affiliates.
In connection with rendering our opinion, we have, among other things:
(i)
Reviewed the offer letters dated April 3, 2017 and May 19, 2017 delivered to the Partnership by WPT, Inc.;

(ii)
Reviewed certain publicly-available historical business and financial information relating to the Partnership that we deemed relevant, including the Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, the Annual Report on Form 10-K for the year ended December 31, 2016 and certain Current Reports on Form 8-K, in each case as filed with or furnished to the U.S. Securities and Exchange Commission by the Partnership;

(iii)
Reviewed Amendment No. 2 to Schedule 13D dated April 3, 2017 and Amendment No. 3 to Schedule 13D dated May 19, 2017 relating to the Common Units filed with the Securities and Exchange Commission by WPT, Inc. and the other reporting persons named therein;

(iv)
Reviewed certain non-public historical and projected financial and operating data relating to the Partnership, as prepared and furnished to us by management of the Partnership;

(v)
Reviewed certain sensitivity cases with respect to the projected financial and operating data and assumptions relating to the Partnership that we deemed relevant;

55 East 52nd Street New York, NY 10055  Tel: 212.857.3100 Fax: 212.857.3101

Conflicts Committee of the
Board of Directors
of WPT GP, LLC
June 1, 2017

(vi)
Discussed past and current operations and projected financial and operating data relating to the Partnership with management of the Partnership, including management’s views on the risks and uncertainties of achieving such projections;

(vii)
Reviewed the reported prices and the historical trading activity of the Common Units;

(viii)
Reviewed certain publicly available research analyst estimates for the Partnership’s future financial performance on a standalone basis;

(ix)
Performed discounted cash flow analyses based on forecasts and other data provided by management of the Partnership;

(x)
Performed discounted distribution analyses based on forecasts and other data provided by management of the Partnership

(xi)
Reviewed the financial metrics of certain historical transactions that we deemed relevant and compared such financial metrics to those implied by the Transactions;

(xii)
Compared the projected financial performance of the Partnership and its stock market trading multiples with those of certain publicly-traded entities that we deemed relevant;

(xiii)
Reviewed the premiums paid in certain historical transactions that we deemed relevant and compared such premiums to those implied by the Transactions;

(xiv)
Reviewed a letter, dated May 25, 2017, from Apex Oil Company, Inc. (“Apex”) to a subsidiary of the Partnership providing notice of its intent to terminate contracted volumes at certain of the Partnership’s terminals (the “Termination Notice”);

(xv)
Reviewed the draft Transaction Agreement dated May 31, 2017; and

(xvi)
Performed such other analyses and examinations, reviewed such other information and considered such other factors that we deemed appropriate for the purposes of providing the opinion contained herein

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial and operating data relating to the Partnership referred to above, we have assumed that such data have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Partnership as to the future financial performance of the Partnership under the alternative business assumptions reflected therein. We have also assumed that Apex presently has no intention of pursuing future dropdown transactions involving the Partnership based upon statements in the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 9, 2017, and that Apex will terminate contracted volumes at certain of the Partnership’s terminals based upon the Termination Notice. We express no view as to any projected financial or operating data relating to the Partnership or any judgments, estimates or assumptions on which such data are based. We have relied, at your direction, without independent verification, upon the assessments of management of the Partnership as to the future financial and operating performance of the Partnership.
For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the Transaction Agreement will be executed and delivered (in the draft form reviewed by us), that the representations and warranties of each party contained in the Transaction Agreement (in the draft form reviewed by us) are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Transaction Agreement and that all conditions to the consummation of the Transactions will be satisfied without material waiver or modification thereof. We

Conflicts Committee of the
Board of Directors
of WPT GP, LLC
June 1, 2017

have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transactions will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Partnership or the consummation of the Transactions or materially reduce the benefits of the Transactions to the Unaffiliated Unitholders. We have assumed that the final versions of all documents reviewed by us in draft form will conform in all material respects to the drafts reviewed by us.
We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Partnership, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Partnership under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, monetary, market, regulatory and other conditions and circumstances as they exist and as can be evaluated as of the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.
We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness of the Consideration, from a financial point of view, as of the date hereof, to the Unaffiliated Unitholders. We do not express any view on, and our opinion does not address, the fairness of the Transactions to, or any consideration received in connection therewith by, any other person or persons or the holders of any other securities, creditors or other constituencies of the Partnership, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Partnership, or any class of such persons, whether relative to the Consideration or otherwise. We have assumed that any modification to the structure of the Transactions will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to the Partnership, nor does it address the underlying business decision of the Partnership to engage in the Transactions. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Partnership or any business combination or other extraordinary transaction involving the Partnership. This letter, and our opinion, does not constitute a recommendation to the Conflicts Committee or to any other persons in respect of the Transactions, including as to how any Unaffiliated Unitholders of the Partnership should vote or act in respect of the Transactions. We express no opinion herein as to the price at which the Common Units will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Partnership and the Partnership’s advisors with respect to legal, regulatory, accounting and tax matters.
We received an initial fee for our services and will receive an additional fee upon the rendering of this opinion. The Partnership has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and WPT, Inc., the Partnership and their respective affiliates pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to counterparties in the future and in connection with any such services we may receive compensation.
In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Partnership and its respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.
This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Conflicts Committee in connection with its evaluation of the Transactions. The issuance of this opinion has been approved by an opinion committee of Evercore Group L.L.C.

Conflicts Committee of the
Board of Directors
of WPT GP, LLC
June 1, 2017

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to, or relied upon by, any third party, nor shall any public reference to us be made, for any purpose whatsoever except with our prior written approval or in accordance with the terms of the engagement letter, dated April 3, 2017, among the Partnership, the Conflicts Committee and Evercore Group L.L.C.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Unaffiliated Unitholders.
Very truly yours,
EVERCORE GROUP L.L.C.
By:	/s/ Raymond B. Strong III
Raymond B. Strong III Senior Managing Director